HOGAN & HARTSON
L.L.P.

05010468

RICHARD J. PARRINO
PARTNER
(703) 610-6174
RJPARRINO@HHLAW.COM

EENSBORO DRIVE, SUITE 1100
cLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

August 15, 2005

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

- CVM Quarterly Information – March 31, 2005
- Comment on the performance of the first semesters of 2004 and 2005

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "file" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Enclosures

cc: Companhia Siderúrgica Belgo-Mineira

REGISTRATION WITH THE BRAZILIAN SECURITIES COMMISSION (CVM) DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, WITH ITS MANAGEMENT BEING RESPONSIBLE FOR THE TRUTH OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1. CVM CODE NOP.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73
4. NIRE 31300046389		

01.02 - HEAD OFFICES

1. FULL ADDRESS Av. Carandaí, 1.115 – 20° ao 26° andar				2. DISTRICT Funcionários
3. ZIP CODE 30130-915		4. CITY Belo Horizonte		5. STATE Minas Gerais
6. AREA CODE 31	7. TELEPHONE 3219-1122	8. TELEPHONE -	9. TELEPHONE -	10. TELEX
11. AREA CODE 31	12. FAX 3219-1307	13. FAX	14. FAX	
15. E-MAIL belgo@belgo.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence with the Company)

1. NAME Marcos Piana de Faria				
2. FULL ADDRESS Av. Carandaí, 1.115 – 26° andar				3. DISTRICT Funcionários
4. ZIP CODE 30130-915		5. CITY Belo Horizonte		6. STATE Minas Gerais
7. AREA CODE 31	8. TELEPHONE 3219-1420	9. TELEPHONE	10. TELEPHONE	11. TELEX
12. AREA CODE 31	13. FAX 3219-1358	14. FAX	15. FAX	
16. E-MAIL marcos.faria@belgo.com.br				

01.04 - REFERENCE / AUDITOR

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1. START	2. FINISH	3. NUMBER	4. START	5. FINISH	6. NUMBER	7. START	8. FINISH
01/01/2005	31/12/2005	1	01/01/2005	31/03/2005	4	01/10/2004	31/12/2004
9. NAME OF AUDITOR KPMG Auditores Independentes					10. CVM NO. 00418-9		
11. NAME OF TECHNICAL EXPERT IN CHARGE Adelino Dias Pinho					12 PERSONAL TAX NO. (CPF) OF TECHNICAL EXPERT IN CHARGE 223.164.858-04		

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.05 - EQUITY CAPITAL COMPOSITION

NO. OF SHARES (000)	1 – CURRENT QUARTER 03/31/2005	2 – PREVIOUS QUARTER 12/31/2004	3 –SAME QUARTE PREVIOUS YEAR 03/31/2004
Paid-In Capital			
1 – Common	3,905,001	3,905,001	3,905,001
2 – Preferred	3,179,128	3,179,128	3,179,128
3 – Total	7,084,129	7,084,129	7,084,129
In Treasury			
4 – Common	0	0	0
5 – Preferred	68,300	68,300	68,300
6 – Total	68,300	68,300	68,300

01.06 – CORPORATE CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - TYPE OF STOCK CONTROL Foreign
4 - ACTIVITY CODE NO. 106 – Stell-making
5 - CORE BUSINESS Fabrication of steel, rolled and drawn products
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF AUDITORS REPORT Without Qualification

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CORPORATE TAX NO. (CNPJ)	3 - REGISTERED CORPORATE NAME

01.08 – CASH INCOME DECIDED AND / OR PAID DURING AND AFTER THE QUARTER

1. ITEM	2. EVENT	3. APROVAL	4. INCOME	5. INÍCIO PGTO.	6. START PAYMENT	7. INCOME ON SHARE
01	RCA	12/17/2004	Interest on equity	03/31/2005	ON	0,0089600000
02	RCA	12/17/2004	Interest on equity	03/31/2005	PN	0,0098600000
03	AGO	04/15/2005	Dividend	05/10/2005	ON	0,0063500000
04	AGO	04/15/2005	Dividend	05/10/2005	PN	0,0069800000

01.01 - IDENTIFICATION

1. CVM CODE NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.09 – PAID-IN EQUITY CAPITAL AND ALTERATIONS DURING THE CURRENT FINANCIAL YEAR

1. ITEM	2. DATE OF ALTERATION	3. VALUE OF EQUITY CAPITAL (R$ 000)	4. VALUE OF ALTERATION (R$ 000)	5. ORIGIN OF ALTERATION	7. NO. SHARES ISSUED (000)	8. SHARE PRICE ON ISSUE (Reais)
01	04/15/2005	3,000,000	1,000,000	Profit reserve	0	0,0000000000

01.10 – MARKET RELATIONS DIRECTOR

1. DATE	2. SIGNATURE

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET (R$ 000)

1. CODE NO.	2. DESCRIPTION	3. 03/310/2005	4. 12/31/2004
1	Total Assets	4,364,002	4,669,245
1.01	Current Assets	219,581	905,456
1.01.01	Cash on hand and banks	5,759	139,447
1.01.01.01	Bank deposits	3,655	4,148
1.01.01.02	Financial Investments	2,104	135,299
1.01.02	Credits	0	212,927
1.01.02.01	Customer accounts receivable	0	212,927
1.01.03	Inventory	0	253,448
1.01.03.01	Finished products	0	68,752
1.01.03.02	Products being fabricated	0	16,968
1.01.03.03	Feedstock and sundry materials	0	93,634
1.01.03.04	Maintenance parts and sundry materials	0	6,728
1.01.03.05	Imports under way	0	64,096
1.01.03.06	Advances to suppliers	0	3,270
1.01.04	Others	213,822	299,634
1.01.04.01	Income tax and social security	110	35,844
1.01.04.02	Other taxes and contributions	1,786	9,905
1.01.04.03	Prepayment	0	3,809
1.01.04.04	Accounts receivable from associated companies	211,926	236,891
1.01.04.05	Dividends receivable from subsidiary companies	0	2,307
1.01.04.06	Other credits	0	10,878
1.02	Long term assets	2,476	271,492
1.02.01	Sundry credits	2,476	271,492
1.02.01.01	Compulsory deposits and amounts for court cases	0	198,486
1.02.01.02	Income tax for rebate	0	40,616
1.02.01.03	Properties for Sales	0	5,662
1.02.01.04	Tax and contributions to compensate	1,800	5,843
1.02.01.05	Other credits	676	20,885
1.02.02	Credits with related parties	0	0
1.02.02.01	With associated companies	0	0
1.02.02.02	With subsidiary companies	0	0
1.02.02.03	With other related parties	0	0
1.02.03	Others	0	0
1.03	Permanent assets	4,141,945	3,492,297
1.03.01	Investments	4,141,945	2,708,168
1.03.01.01	Stakes in associated companies	0	25
1.03.01.02	Stakes in subsidiary companies	4,141,945	2,701,485
1.03.01.02.01	CAF Santa Bárbara	0	163,230
1.03.01.02.02	Belgo Bekaert Arames S.A.	0	350,775
1.03.01.02.03	Belgo Mineira Part. Ind. Com. S.A.	38,587	30,269
1.03.01.02.04	BMB Belgo Mineira Bekaert Art. Arame S.A	0	62,431

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET (R$ 000)

1. CODE NO.	2. DESCRIPTION	3. 03/31/2005	4. 12/31/2004
1.03.01.02.05	BMF Fomento Mercantil Ltda.	0	49,711
1.03.01.02.06	Bemex International Ltd.	0	19,548
1.03.01.02.07	Belgo Mineira Com. Exp. S.A. - Bemex	0	5,327
1.03.01.02.08	BelgoPar S.A.	0	1,795
1.03.01.02.09	Itaúna Siderúrgica Ltda.	0	9,388
1.03.01.02.10	BMS Belgo Mineira Sistemas S.A.	0	17,917
1.03.01.02.11	BME Belgo Mineira Engenharia Ltda.	498	496
1.03.01.02.12	Usina Hidrelétrica Guilman Amorim S.A.	9,176	5,157
1.03.01.02.13	Belgo Siderurgia S.A.	4,093,684	1,955,260
1.03.01.02.14	Sol Coqueria Tubarão S.A.	0	30,181
1.03.01.03	Other investments	0	6,658
1.03.02	Property, plant and equipment	0	762,308
1.03.03	Deferred	0	21,821

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.02 - EQUITY BALANCE SHEET – LIABILITIES (R$ 000)

1 – CODE NO.	2 - DESCRIPTION	3. 03/31/2005	4. 12/31/2004
2	Total liabilities	4,364,002	4,669,245
2.01	Current liabilities	97,651	661,263
2.01.01	Loans & financing	0	168,189
2.01.02	Debentures	0	10
2.01.03	Suppliers	3,573	275,414
2.01.04	Taxes, fees or levies	15,571	7,407
2.01.04.01	Income tax & social security	2,588	352
2.01.04.02	Other taxes payable	12,983	7,055
2.01.05	Dividends payable	41,470	96,871
2.01.06	Provisions	0	28,554
2.01.07	Debts with related parties	21,622	20,077
2.01.08	Others	15,415	64,741
2.01.08.01	Wages & charges payable	13,565	46,500
2.01.08.02	Other accounts payable	1,850	18,241
2.02	Long term liabilities	729	544,387
2.02.01	Loans & financing	0	161,368
2.02.02	Debentures	0	0
2.02.03	Provisions	0	354,032
2.02.03.01	Provisions for contingencies	0	354,032
2.02.04	Debts with related parties	0	0
2.02.05	Others	729	28,987
2.02.05.01	Income tax and social security	729	729
2.02.05.02	Other accounts payable	0	28,258
2.03	Earnings on future financial years	0	0
2.05	Net equity	4,265,622	3,463,595
2.05.01	Paid-in equity capital	2,000,000	2,000,000
2.05.02	Capital reserves	193,221	193,221
2.05.02.01	Shares held in Treasury	(3,149)	(3,149)
2.05.02.02	Allocations for investments and others	196,370	196,370
2.05.03	Reassessment reserves	0	87,131
2.05.03.01	Company assets	0	57,516
2.05.03.02	Associated and subsidiary companies	0	29,615
2.05.04	Profit reserves	1,182,685	1,182,685
2.05.04.01	Legal	96,366	96,366
2.05.04.02	Statutory	1,086,319	1,086,319
2.05.04.03	Contingencies	0	0
2.05.04.04	Future profits	0	0
2.05.04.05	Profits withheld	0	0
2.05.04.06	Special for dividends not distributed	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Accumulated profits / losses	889,716	558

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERED CORPORATE NAME	3. CNPJ
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

03.01 – EARNINGS STAMENT (R$ 000)

1 – CODE NO.	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.01	Gross revenues from Sales and/or Services	641,850	641,850	434,065	434,065
3.02	Deductions from Gross revenues	(172,761)	(172,761)	(115,802)	(115,802)
3.03	Net revenue from Sales and/or Services	469,089	469,089	318,263	318,263
3.04	Cost of Goods and/or Services sold	(251,803)	(251,803)	(196,667)	(196,667)
3.05	Gross earnings	217,286	217,286	121,596	121,596
3.06	Operating Expenses / Revenues	710,309	710,309	69,010	69,010
3.06.01	On Sales	(12,188)	(12,188)	(11,187)	(11,187)
3.06.02	Overhead	(21,901)	(21,901)	(15,656)	(15,656)
3.06.03	Financial	(14,819)	(14,819)	(11,947)	(11,947)
3.06.03.01	Financial revenues	4,473	4,473	4,368	4,368
3.06.03.02	Financial expenses	(19,292)	(19,292)	(16,315)	(16,315)
3.06.04	Other operating revenues	9,960	9,960	(3,870)	(3,870)
3.06.05	Other operating expenses	21,949	21,949	(66,560)	(66,560)
3.06.05.01	Premium (negative goodwill / amortization)	(54,106)	(54,106)	(54,163)	(54,163)
3.06.05.02	Employee Participation	17,655	17,655	(3,409)	(3,409)
3.06.05.03	Others	58,400	58,400	(8,988)	(8,988)
3.06.06	Equity earnings	727,308	727,308	178,230	178,230
3.07	Operating earnings	927,595	927,595	190,606	190,606
3.08	Non-Operating earnings	(14,761)	(14,761)	(2,566)	(2,566)
3.08.01	Revenues	1,423,987	1,423,987	359	359
3.08.01.01	Fixed asset sale	605	605	356	356
3.08.01.02	Asset sale for Belgo Siderurgia	1,423.298	1,423.298	0	0
3.08.01.03	Other	84	84	3	3
3.08.02	Expenses	(1,438,748)	(1,438,748)	(2,925)	(2,925)
3.08.02.01	Fixed asset write off cost	(59,267)	(59,267)	(1,701)	(1,701)
3.08.02.02	Property, plant and equipment write off cost	(1,423,298)	(1,423,298)	0	0
3.08.02.03	Provisions reversal	44,062	44,062	0	0

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (C NPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

03.01 – EARNINGS STATEMENT (R$ 000)

1 – CODE NO.	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.08.02.04	Other	(245)	(245)	(1,224)	(1,224)
3.09	Earnings before Tax / Stakes	912,834	912,834	188,040	188,040
3.10	Provision for Income Tax & Social Security	(81,182)	(81,182)	(25,003)	(25,003)
3.11	Deferred Income Tax	0	0	0	0
3.12	Satutory Dues / Stakes	0	0	0	0
3.12.01	Stakes	0	0	0	0
3.12.02	Dues	0	0	0	0
3.13	Reversal of Interes ton Equity	0	0	0	0
3.15	Profit / loss for Period	831,652	831,652	163,037	163,037
	NUMBER OF SHARES, EX-TREASURY (000)	7,015,829	7,015,829	7,015,829	7,015,829
	PROFIT PER SHARE	0,11854	0,11854	0,02324	0,02324

1 – Operating context and company aspects

Companhia Siderúrgica Belgo-Mineira ("the Company" or "BELGO" or "Parent Company") is a company of open capital whose shares are negotiated in the Stock Market of São Paulo (BOVESPA) and its main objective is the manufacturing of steel, rolled and drawn products.

The Company also keeps stakes in subsidiary and associated companies (See Explanatory Notes NO. 6[a] and [b]) , and according to what is highlighted in Explanatory Note nº 7, its operations are conducted in significant amounts with related parties, specialy with the subsidiary Belgo Bekaert Arames Ltda. (BBA), and they are performed in conditions and prices compatible with the market, taking into consideration its volumes and due dates.

According to released information on a relevat fact of November 24, 2004, the Parent Company promoted the simplification of its organizational structure, tranferring, on March 31, 2005, to Belgo Siderurgia S.A. the assets and liabilities corresponding to João Monlevade Plant, Sabará Factory, Distribution Centers, as well as all its investments except from Guilman Amorim, Belgo Mineira Participação and Belgo Mineira Engenharia.

From then on, the Company started to perform as a holding simply and the operational activities from the Group steel-making area are concentrated on Belgo Siderurgia S.A.

2 – Presentation of the Quarterly Information

The Quarterly Information of the Company and the Consolidated Quarterly Information of the Company and subsidiary companies for March 31 2005 have been prepared based on the accounting practices that comply with Brazilian Company Law and the rules established by the Brazilian Securities Commission (CVM), consistent with the last exercise closed in December 31 2004.

Due to the simplification of the organizational structure described in the Explanatory Note NO. 1, the comparability of the assets balance sheet of the Controller on March 31 2005 with the one of December 31 is jeopardized.

Due to the increase in the stake held in ACINDAR, which started to be consolidated in May 2004, the comparability of earnings statements and consolidated cash flows of this quarter related to the same period in the previous year is also jeopardized. In the performance comment, the Company Management demonstrates the main effects resulting from ACINDAR consolidation.

Summary of the Main Accounting Practices

a. *Calculation of earnings*

The earnings are calculated on an accrual basis by financial year.

The Sales revenues on products are posted under earnings when all risks and benefits are transferred to the purchaser. The revenues on services rendered are posted under earnings on realization. Revenues are not posted if there are any significant uncertainties about their realization.

b. *Accounting estimates*

The elaboration of financial statements according to accounting practices adopted in Brazil require the Management to use sense of judgement when determining and recording accounting practices. Significant assets and liabilities subject to these estimates and assumptions include the residual value of the property, plant and equipment, provision for bad debts, inventory realization value, deferred income tax and social security credits, provision for contingencies, valorization of derivative instruments and assets and liabilities related to employees' benefits. The settlement of the transactions involving these estimates may result in amounts that differ significantly, due to the inaccuracies inherent to the estimation process. The Company reviews the estimates and assumptions on a quartely basis.

c. *Foreign currency*

Monetary assets and liabilities in foreign currencies, mainly in US Dollars and Argentinian Pesos, were converted into Brazilian currency (R$ / Reais) at the foreign Exchange rate on the closing date of the Quarterly Information (03/31/2005 - US$ 1,00 = R$ 2,6662 and Ps$ 1,00 = R$ 0,914128 and 12/31/2004 - US$ 1,00 = R$ 2,6544 and Ps$ 1,00 = R$ 0,895528). The differences deriving from currency conversions were posted in the Earnings Statement. For companies located abroad, the assets and liabilities were converted into Reais at the foreign Exchange rate on the closing date of the Quarterly Information.

d. *Current and Long Term Assets*

- ***Financial Investments***

  The financial investments are assessed at cost plus the income brought in through to the date of the Balance Sheet.

- ***Provision for bad debts***

  The provision for bad debts was established in an amount deemed sufficient by the Management to cover any possible future losses on the realization of the credits.

- ***Inventories***

  Assessed at the average purchase or production cost, below replacement costs or realization values. Imports under way are shown as the accumulated cost of each import.

The inventory costs include expenses incurred through the acquisition, shipment and storage of the inventories. For inventories of finished goods and inventories being fabricated, the cost includes part of the general fabrication expenses based on the normal operating capacity.

- ***Other Current and Long Term Assets***

Presented at the end realization value, including income and monetary restatement, when applicable.

e. *Permanent Assets*

Presented at the restated cost, together with the following aspects:

- ***Investments***

Investments in subsidiary and associated companies are assessed through the equity earning method. The premiums or discounts calculated by the Company or its subsidiaries on the acquisition of investments are amortized over periods defined in compliance with the grounds giving rise thereto.

Other permanent investments are assessed at acquisition cost, after deducting the provision for devaluation, when applicable.

For the purposes of consolidating and calculating the equity earnings, the Quarterly Information of subsidiaries Belgo-Mineira Uruguay S.A., Bemex International Ltd. and ACINDAR Industria Argentina de Aceros S.A., which are located outside Brazil, were adjusted in order to eliminate the effects of the differences between the accounting practices adopted in Brazil and the practices adopted in their countries of origin.

- ***Property, Plant and Equipment***

Registered at the acquisition, formation or construction cost. Depreciation is calculated by the linear method at the rates mentioned in Explanatory Note NO. 8, taking into consideration the estimated useful life of the assets. The depreciation of the property, plant and equipment is posted mainly as a production cost.

Outlays arising from the replacement of a component of an item of property, plant or equipment that is entered separately in the accounts, including inspections and examinations, are posted under the item of property, plant and equipment. Other expenditures are capitalized only when there is an increase in the economic benefits of this item of property, plant and equipment. Any other type of outlay is posted in the earnings as an expense.

The depletion of the forest reserves of the subsidiary company is calculated on the basis of the volume of timber felled during the quarter in relation to the existing potential volume.

- Deferred

Recorded at the acquisition and formation costs, after deducting amortization, which is calculated by the linear method at rates taking the useful life of the intangible assets into consideration. The deferred asset is entered in the accounts only when there is an increase in the economic benefits related thereto.

f. *Current and Long Term Liabilities*

Shown at the known or calculable values, in addition to the corresponding charges and monetary variations, when applicable, on a *pro rata diem* basis.

g. *Provisions*

A provision is posted in the Balance Sheet when the Company has a legal or established obligation resulting from a past event and it is probable that funds will be required in order to settle such obligation. The provisions are posted on the basis of the best estimates of the risk involved.

h. *Post-employment Pension and Benefit Plan to employees*

The sponsoring costs of the pension plan and possible deficits of the plan are accounted at the closing of the social statement in compliance with the Deliberation CVM 371 of December 13 2000.

i. *Income Tax and Social Security*

The current and deferred income tax and social security are calculated on the basis of the effective income tax and social security rates of 15% with an additional of 10% charged on the taxable profit exceeding R$240,00 for income tax and 9% on taxable profit for social security on the net profits, and consider offsetting tax losses and the negative social security base, limited to 30% of the taxable profits.

The deferred taxes arising from the tax losses, the negative social security base and temporary differences were established in compliance with Instruction N° 317, issued by the Brazilian Securities Commission (CVM) on June 27, 2002, taking past profitability into consideration, as well as expectations of generating future taxable profits grounded on a technical feasibility study.

The subsidiary company Belgo Bekaert Nordeste S.A. (BBN – formerly JOSSAN S.A.) at Feira de Santana, Bahia State, qualifies for tax benefits on Exploration Profits.

j. Cash Flow Statements

The Company is presenting as suplementary information in Explanatory Note NO. 25, the cash flow statements prepared in compliance with NPC 20 – cash flow Statement, issued by IBRACON – Brazilian Institute of Independent Auditors.

3 - Consolidated Quarterly Information

The accounting policies were applied across the board to all the consolidated companies, consistent with those used for the previous financial year.

The consolidated Quarterly Information reports for March 31 2005, December 31 2004, March 31 2004 were drawn up in compliance with the rules and procedures established by the Brazilian Securities Commission (CVM), covering those of Companhia Siderúrgica Belgo-Mineira (Parent Company) and the (i) subsidiary companies in which it holds direct stakes (described in Explanatory Note Nº 6 (a) to the Quarterly Information and (ii) the subsidiary companies in which it holds indirect stakes (described in Explanatory Note N° 6 (d)).

Description of the main consolidation procedures

The process of consolidating the equity and earnings accounts corresponds to the sum of the balances in the assets, liabilities, income and expenditures accounts, depending on their type, supplemented by the following exceptions:

a. capital stakes, reserves and accumulated earnings among them, stressing that there are no reciprocal cross-holdings;

b. The balances in the assets and liabilities accounts, among the consolidated companies;

c. The revenues and expenses balances, as well as the profits not realized, arising from business undertaken between the companies. Unrealized losses are written off in the same manner, but only when there are no indications of problems with the recovery of the related assets;

d. Tax charges on the portion of profits not realized, and presented as deferred taxes in the Consolidated Equity Balance Sheet; and

e. Highlighting the value of the minority shareholder stakes in the consolidated do Quarterly Information.

The Hydroelectrical Plant Guilman-Amorim S.A., whose control is shared, was proportionaly consolidated due to the stake percentage. Each rubric of the Quarterly Information was, therefore consolidated after the application of the stake percentage. Consequently there is no highlight on minority stakes.

Reconciliation of the Parent Company net assets and net profits with the Consolidated net assets and net profitis:

	Net profit for the period			Net equity
	03/31/2005	03/31/2004	03/31/2005	12/12/2004
Parent Company Balances	**831,652**	**163,037**	**4,265,622**	**3,463,595**
Unrealizd profits from transactions among Companies in the Group, net of tax	(11,736)	631	(46.648)	(34,912)
Effects of capitalizing BMPS debts	-	-	1,175,192	1,738,932
Provision for Premium in Deferred in compliance with CVM instruction 349	-	-	(790,165)	(842,783)
Alterations in equity not affecting the Earnings for the Financial Year of the Subsidiary Companies	(924)	(202)	(58)	257
Consolidated Balances	**818,992**	**163,466**	**4,603,943**	**4,325,089**

4 – Financial Investments

			Parent Company		Consolidated	
Type	**Rate**	**Liquidity**	**03/31/2005**	**12/31/2004**	**03/31/2005**	**12/31/2004**
Short term						
Exclusive Fund Federal Government Foreign Exchange Papers	Quota (USD)	Imediata	-	93.763	-	97.056
Funds DI	% CDI	Imediata	2.104	-	44.274	-
Fixed Income Papers- Government in dollars (ACINDAR)	4,53%	de 1 a 12 meses	-	-	16.264	16.110
Fixed Income Papers – Government in pesos (ACINDAR)	8,89%	de 1 a 12 meses	-	-	23.325	65.105
Fixed Income Papers – in pesos (ACINDAR)	2,84 - 7,5%	de 1 a 12 meses	-	-	139.740	130.248
Fixed Income Papers – in dollars (ACINDAR)	3,13 - 6,16%	de 1 a 12 meses	-	-	361.887	373.517
Other fixed income papers	diversas	Imediata		41.536	285.323	104.312
			2.104	135.299	870.813	786.348

5 – Customer accounts receivable

	Net profit for the period			Net equity
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
Customer accounts receivable				
Domestic Market	-	112,529	570,963	490,012
- Companies in Group	-	58,324	-	-
- Third Parties	-	54,205	570,963	490,012
Foreign Market	-	136,714	355,779	354,848
- Companies in Group	-	7,236	35,785	58,722
- Third Parties	-	129,478	319,994	296,126
Discounted Duplicate Invoices & Foreign Exchange Notes	-	(32,394)	(35,743)	(54,330)
Provision for bad debts	-	(3,922)	(23,165)	(21,836)
	-	212,927	867,834	768,694

6 - Investments

a. Investments in direct associated and subsidiary companies

	Corporate holdings								
	No. Shares/ quotas owneduídas	% stake Voting capital	% stake Total capital	Equity capital	Net equity	Net profits (losses) for the Financial Year	Investment Balances	Equity Earnings	Interes ton Capital/ Dividends Received & Proposed
Steel Sector									
Belgo-Mineira Participação Indústria e Comércio S.A.									
03/31/2005	12,894,042	99,98	99,98	45,136	38,595	8,320	38,587	8,318	-
12/31/2004	12,894,042	99,98	99,98	45,136	30,275	(15,769)	30,269	(15,765)	-
03/31/2004	940,226	99,79	99,79	2,161	(3,326)	(6,386)	-	(6,386)	-
BELGO Siderurgia S.A. (ex-BMPS) (1)									
03/31/2005	2,692,709	98,80	99,11	3,066,242	3,333,203	108,601	4,093,684	679,318	-
12/31/2004	1,471,193	99,93	99,96	1,536,623	1,112,879	725,517	1,955,260	725,115	-
03/31/2004	1,471,186,173	99,93	99,96	1,467,995	535,338	147,976	1,535,967	147,785	-
Other Companies									
Belgo-Mineira Engenharia Ltda.									
03/31/2005	99	99,00	99,00	73	503	2	498	1	-
12/31/2004	99	99,00	99,00	73	507	(2)	496	(2)	-
03/31/2004	99	99,00	99,00	73	510	(2)	505	-	-
Usina Hidrelétrica Guilman-Amorim S.A.									
03/31/2005	510	51,00	51,00	37,450	17,993	7,881	9,176	4,019	-
12/31/2004	510	51,00	51,00	37,450	10,112	42,654	5,157	21,754	-
03/31/2004	510	51,00	51,00	37,450	(24,878)	7,664	-	3,908	-
Balances of companies transferred this quarter (See Explanatory Note nº 1)									
03/31/2005							-	35,652	-
12/31/2004							710,328	184,077	-
03/31/2004							601,680	32,923	-
TOTAL – 03/31/2005							4,141,945	727,308	-
TOTAL – 12/31/2004							2,701,510	915,179	-
TOTAL - 03/31/2004							2,138,152	178,230	-

(1) The Investment Balance includes Premium of R$790.165 (quarterly amortization : R$ 52.618). The equivalence includes a gain of R$ 582.105 related to absobtion of accumulated losses before debt to the partner's account.

b. Information on indirect associated and subsidiary companies:

	Corporate Holdings						
		% stake					
	No. Shares / quotas owned	Voting capital	Total Capital	Equity capital	Net equity	Net profits (losses) for the Financial Year	Interes ton capital / Dividends received & Proposed
Steel Sector							
Belgo Mineira Uruguay S.A.							
03/31/2005	12,500,000	99,11	99,11	166,818	237,895	3,183	-
12/31/2004	300,000	99,96	99,96	160,542	236,147	22,565	-
ACINDAR Industria Argentina de Aceros S.A.							
03/31/2005	445,700,255	72,03	72,03	560,729	793,585	146,718	218,967
12/31/2004	445,700,255	72,65	72,65	951,121	919,056	367,371	-
Belgopar Ltda.							
03/31/2005	500,000	100,00	100,00	500	1,834	38	-
12/31/2004	499,999	100,00	100,00	500	1,795	(1,006)	-
Wire Drawing Companies							
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.							
03/31/2005	366,433	55,50	55,50	17,793	121,150	12,205	1,515
12/31/2004	366,433	55,50	55,50	17,793	112,488	61,494	31,669
Belgo Bekaert Arames Ltda.							
03/31/2005	6,963	55,00	55,00	272,782	704,241	61,471	6,765
12/31/2004	6,963	55,00	55,00	272,782	651,739	238,647	70,060
Belgo Bekaert Nordeste S.A.							
03/31/2005	1,499,200	55,00	54,47	30,289	82,528	17,987	-
12/31/2004	1,499,200	55,00	54,47	30,289	65,414	53,062	-
Other companies							
BMS - Belgo Mineira Sistemas S.A.							
03/31/2005	1,879,338	100,00	100,00	21,585	22,115	4,123	-
12/31/2004	1,879,308	100,00	100,00	21,585	17,992	7,591	4,062
BMF-Belgo-Mineira Fomento Mercantil Ltda.							
03/31/2005	5,600	100,00	100,00	20,094	52,045	2,085	1,938
12/31/2004	5,572	100,00	100,00	20,094	49,961	5,844	-
PBM-Picchioni Belgo-Mineira DTVM S.A.							
03/31/2005	10,377,232	49,00	74,50	415	3,467	5,152	-
12/31/2004	10,377,232	49,00	74,50	415	3,312	5,870	-
Belgo-Mineira Comercial Exportadora S.A. - BEMEX							
03/31/2005	418,649	100,00	100,00	820	5,453	4,440	4,314
12/31/2004	418,648	100,00	100,00	820	5,327	6,008	5,031
BEMEX International Ltd.							
03/31/2005	1,000	100,00	100,00	267	19,826	190	-
12/31/2004	1,000	100,00	100,00	266	19,548	(3,106)	-
CAF Santa Bárbara Ltda.							
03/31/2005	19,686,287	100,00	100,00	160,282	184,101	(457)	-
12/31/2004	19,686,286	100,00	100,00	138,788	163,230	(1,633)	-

c. Information on indirect colligated companies:

	Corporate Holdings						
	No. Of shares / Quotas owned	% stake: Voting capital	% stake: Total Capital	Equity capital	Net equity	Net profits (losses) for the Financial Year	Interest on capital / Dividends Received & Proposed
Steel Sector							
SOL Coqueria Tubarão S.A.							
03/31/2005	45,987,630	37,00	37,00	344,527	344,527	-	-
12/31/2004	4,648,601	37,00	37,00	81,570	81,570	-	-
Wire Drawing Companies							
Cimaf Cabos S.A.							
03/31/2005	12,043,178	27,50	27,50	24,086	52,187	1,644	-
12/31/2004	12,043,178	27,50	27,50	24,086	50,933	9,474	-
Procables S.A.							
03/31/2005	4,654,011	27,08	26,26	8,804	10,589	68	-
12/31/2004	4,654,011	27,08	26,26	8,731	10,499	835	-
Produçtos de Aceros S.A. - PRODINSA							
03/31/2005	27,029,327	27,50	27,50	23,100	33,710	(175)	-
12/31/2004	27,029,327	27,50	27,50	24,164	33,402	1,181	-
Wire Rope Industries Limited							
03/31/2005	7,250	27,50	27,50	29,177	42,264	3,483	-
12/31/2004	7,250	27,50	27,50	32,021	43,625	5,269	-
Others							
CONSIDAR do Brasil Ltda.							
31/03/2005	1	20,00	20,00	3	99	(18)	-
31/12/2004	1	20,00	20,00	3	118	75	-

d. Loss absorbtion before partner's account

On January 20 2005 BMP increased Belgo Siderurgia S.A. capital in R$ 17,9 million (ex-BMPS) by issuing 23,665 shares, having been approved, as RIR-99, article 509, § 2°, the absorbtion of accumulated losses of Belgo Siderurgia S.A. in the amount of R$ 582,1 million, as a debt in account that registers the credit balance of that shareholder against Belgo Siderurgia S.A. As a consequence, the net profit of the Parent Company, in the first quarter of 2005 was impacted by such gain.

e. Stake in ACINDAR:

Subsidiary BMU owns 34,323,980 ONCs (See Explanatory Note nº 11c) which give it the right by converting them to acquire 100,575,660 new common shares from ACINDAR in the period between January 4 2006 and Feburary 4 2013. In case such ONCs, and the ones from other owners of similar ONCs be converted in shares during the period above, the stake of Grupo BELGO would be 63,88% of the total capital of ACINDAR.

7 – Related Parties

The most relevant balances and operations with the related companies, realized in compatible conditions with the market and included in the Quarterly Information of March 31 2005 and in the Accounting Statements of December 31 2004, can be sumarized as follows:

	Current Assets	Long term assets	Current Liabilities	Long term liabilities	Sales	Purchases Completed	Other Expenses
Steel sector							
Belgo-Mineira Participação Indústria e Comércio S.A. (1)	18,993						
Belgo Siderurgia S.A. (1)	192,932		1,845		2,307	13,190	
Itauna Siderúrgica Ltda.					7		
Acindar Industria Argentina de Aceros S.A.					10,023		
Wire Drawing Companies							
Belgo Bekaert Arames Ltda.			59		252,860	2,187	2,695
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.					37,965		1,515
Belgo Bekaert Nordeste S.A.					13,019		
Other Companies							
CAF Santa Bárbara Ltda.			15			31	
Usina Hidrelétrica Guilman-Amorim S.A.						7,818	
BMS - Belgo-Mineira Sistemas S.A.			558			2,686	2,156
ARCELOR Group							
TrefilARBED Kiswire Co Ltd					4,412		
TrefilARBED Arkansas Inc					3,456		
Asbm SARL			14,952				
Arcelor Trading Antwerp					6,839		
Companhia Siderúrgica Tubarão						196	
Arbed S.A.			1,853				
Aceralia Corporacion Siderurgica S.A.						22,479	
Paul Wurth S.A.						301	
Sidarfin NV			4,817				
TOTAL 03/31/2005	211,925	-	24,099	-	330,888	48,888	6,366
TOTAL 12/31/2004	304,708	7,919	33,957	56,549	1,182,457	180,844	9,379

(1) The subsidiaries and associated companies will liquidate their debts with the Parent Company within the Financial Year of 2005.

BELGO Group does not operate with a centralized cash flow, although it makes good use of opportunities to undertake transactions designed to maximize the financial resources of the Group.

8 – Property, Plant and Equipment

	Parent Company			Consolidated				
	03/31/2005	12/31/2004		03/31/2005			12/31/2004	
	Residual value	Residual value	Annual Depreciation Rates %	Restated & Reassessed Costs	Accumulated Depreciation & Depletion	Residual value	Residual value	Annual Depreciation Rates %
Offices & Industrial Buildings	-	85,852	4	742,833	(297,809)	445,024	440,351	From 2 to 10
Industrial Equipment & Facilities	-	461,141	10	3,328,589	(1,668,222)	1,660,367	1,675,955	From 3 to 25
Forest Reservations	-	-	*From 10 to 20*	165,739	(13,805)	151,934	142,092	
Others	-	43,333		178,796	(60,830)	117,966	110,763	From 5 to 30
	-	**590,326**		**4,415,957**	**(2,040,666)**	**2,375,291**	**2,369,161**	
Lands	-	99,445		211,486	-	211,486	258,074	
Expansion & Modernization:								
. Property, Plant & Equipment under way (*)	-	54,303		280,696	-	280,696	255,932	
Supplier Advances	-	18,234		39,003	-	39,003	35,518	
	-	**762,308**		**4,947,142**	**(2,040,666)**	**2,906,476**	**2,918,685**	

(*) The consolidated balance mainly refers to investments in productivity projects, cost reduction, quality and environment protection.

a. Guarantees for associated and subsidiary companies

The Company did not put up guarantees for its associated, subsidiaries and colligated companies during the quarter ended in March 31 2005. The guarantees put up in the consolidated totaled R$ 274,011.

b. Forest Reserves

The eucalyptus Forest reserves (99,000 hectares – not audited) are administrated by the wholly-owned subsidiary CAF Santa Bárbara Ltda., which handles tasks related to ter-felling, charcoal-making and replanting (12/31/2004 – same figures – not audited).

9 - Deferred

	Parent Company		Consolidated	
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
Expansion projects	-	799	37,254	40,338
Premium on Acquisition of Subsidiary Companies	-	58,477	58,477	58,477
Other outlays	-	980	11,568	11,646
		60,256	107,299	110,461
Less:				
. Regular Accumulated Amortization	-	(38,435)	(52,633)	(49,293)
	-	**21,821**	**54,666**	**61,168**

The Premium on the acquisition of the subsidiary taken over by the Parent Company originates from the acquisition of the stake held by Belgo Mineira Piracicaba S.A. (formerly - Dedini) , which was taken over in May 2000, and is being amortized over tem years, in compliance with the future profitability stydy drawn up by independent experts.

10 - Financing

(a) Balance composition:

	Parent Company		Consolidated	
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
Short Term				
R$				
. Working Capital	-	3,912	6,646	11,876
. Property, Plant and Equipment	-	64,773	82,157	82,943
Foreign Currency (*)				
. Early Foreign Exchange Sale	-	90,262	118,568	108,335
. Working Capital	-		50,765	48,458
.Property, Plant and Equipment	-	9,242	116,567	34,053
		168,189	**374,703**	**285,665**
Long Term				
R$				
. Property, Plant and Equipment	-	109,307	96,578	120,121
Foreign Currency (*)				
. Early Foreign Exchange Sale	-	44,977	16,293	44,977
. Property, Plant and Equipment	-	7,084	117,163	209,008
	-	**161,368**	**230,034**	**374,106**
Total	**-**	**329,557**	**604,737**	**659,771**

(b) The long term portion reffering to 2005 will mature as shown below:

2006	117,001
2007	57,664
2008	23,665
2.009	21,796
From 2010 on	9,908
	230,034

(c) Financing is guaranteede by property, plant and equipment assessed at R$ 274,011 (12/31/2004 - R$ 329,680).

(d) Financing taken out in Brazilian currency is subject to weighted annual interest at 13,97 % (12/31/2004 - 14,51%) and financing taken out in foreign currency is subject to libor weighted annual interest at + 2,23% (12/31/2004, libor + profits were 4,14%) plus foreign exchange variation.

(*) Mainly American dollars.

11 - Debentures (consolidated)

(a) Balance composition:

	03/31/2005	12/31/2004
BELGO – Exchanchable Debentures	-	10
BMP – Regular non Exchanchable Debentures	94,960	96,659
BMPS – Regular non Exchanchable Debentures	163,652	162,451
Acindar (ONCs.)	129,390	128,554
Acindar (ONSs.)	75,745	76,060
	463,747	**463,734**
Current	111,100	80,675
Long Term	352,647	383,059
	463,747	**463,734**

(b) **Regular non Exchanchable Debentures**: issued by BMP , face value of R$ 98,000, with monthly amortizations and total due date of 12 years, remunerated to TJLP over 3% a year, and by Belgo Siderurgia S.A. (former BMPS), face value of R$ 108,270, with annual amortizations and final due dates in December 31 2011 and 2027 (83% and 17% of the total issued, respectively), remunerated according to the variation of IGP-M and IGP-M plus 6% a year.

(c) **ONCs – "Obligaciones Negociables Subordinadas Convertibles"**: Argentinian papers similar to Brazilian Exchanchable debentures issued by Acindar. Semester interests at a rate of 6% a year and they are indexed in American dollars. As of January 1 2006, andu p to its due date in February 4 2013, offer the holders the right to convertion in shares class B from Acindar at a price of Ps$ 1,00 (one Argentinian peso) per share.

(d) **ONSs – "Obligaciones Negociables Simples"**: debt papers issued by Acindar, similar to Brazilian non exchanchable debentures. Due date up to April 2012, and they are indexed in American dollars and pay annual interests of 4,26% to 11,25%.

12 – Other accounts payable

	Parent Company		Consolidated	
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
Obligations through purchase ONCs.(a)	-	-	123,688	123,141
Tax Payment Scheme - Refis BMPS	-	-	7,166	33,932
Advances received		29,154	111,821	87,570
Other	1,850	17,345	130,951	102,305
	1,850	**46,499**	**373,626**	**346,948**
Current	1,850	18,241	220,531	185,635
Long term		28,258	153,095	161,313
	1,850	**46,499**	**373,626**	**346,948**

(a) It refers to the obligation to be paid to Acevedo family, former Parent Company of ACINDAR.

13 – Provisions for Contingencies

The Managemnt of the Company reviews the known contingencies and assesses the possibility of any possible future loss caused thereby, adjusting the provision as applicable.

	Parent Company		Consolidated	
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
Provision for Civil and Tax Lawsuits	-	373,154	566,344	537,031
Provision for Labor Lawsuits	-	9,432	42,931	38,107
Other provisions	-		3,128	2,834
Total	**-**	**382,586**	**612,403**	**577,972**
Current Liabilities	-	28,554	84,946	78,427
Long term liabilities	-	354,032	527,457	499,545
	-	**382,586**	**612,403**	**577,972**

The provision balance for civil and tax lawsuits is formed, mainly by values referring to court and administrative questionings of state and federal taxes.

Due to the simplification of the organizational structure (See Explanatory Note nº 1), all provisions for contingencies, legal deposits (mainly PIS/COFINS) and legal/administrative lawsuits of the Parent Company were transferred to Belgo Siderurgia S.A.

In addition to the provisions established, the companies of the Group hold several civil, taxes and labor contingencies under way. Such contingencies, whose success expectations, based on the opinion of internal and external legal consultants, are considered possible, totaled in March 31 2005 and December 31 2004, aproximately R$ 488,97 and R$ 460,801, respectively.

CADE / SDE suit

On September 1, 2000, the São Paulo State Large Structures Civil Construction Industry Association (SINDUSCON/SP) and the São Paulo Commercial and Residential Property Administration, Lease, Sale and Purchase Company Association (SECOVI/SP) filed suit with the Economic Law Bureau (SDE) against three long steel products manufacturers, including the Company, accusing them of establishing a cartel on the Brazilian rebars market. Prompted by this complaint, the SDE initiated administrative proceedings in order to analyze these accusations.

After investigations, the SDE issued an expert opinion recommending the Anti-Trust Board (CADE) under the Ministry of Justice to sentence the companies allegedly involved in establishing a cartel. These proceedings are currently being heard by CADE, which will issue a judgment.

However, Belgo denies that it has performed any act that may be viewed as establishing a cartel and, based on the opinion of its lawyers, feels that it will be possible to overturn any possible future decision awarded against it by CADE.

Should it be sentenced definitively, Brazilian law stipulates a fine of 31% of the value of the gross revenues of the Company during the last financial year, excluding taxes, which will never be lower than the advantage obtained, when quantifiable (item I, Article 23, Law N° 8,884/94), with the additional possibility of a ban being imposed on its participation in Federal Government competitive bidding processes (Article 24, item I, Law N° 8,884/94).

Based on the opinion of legal consultants, the Company does not hold any provision for such contingency.

14 – Deferred Income Tax and Social Security

The deferred income tax and social security are posted to reflect the future fiscal effects caused by temporary differences between the assets and liabilities fiscal base and their respective book value.

In compliance with Instruction N° 371, issued by the Brazilian Securities Commission (CVM) on June 27, 2002, the Parent Company Belgo Siderurgia S.A. grounded on the expectation of generating future taxable profits as indicated through a technical study approved by the Management. With no established expiry date, their compensation is limited to 30% of the annual taxable profits. The book value of the deferred fiscal asset is reviewed annually by the Company and its subsidiary and associated companies, or in the occurrance of relevant facts that may require na inferior period.

a. Income Tax and Social Security – Recoverable and Deferred

	Parent Company		Consolidated	
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
IIncome tax				
On Temporary Additions	-	16,821	38,288	40,439
In advance	-	8,349	9,624	8,349
On Tax Losses	-	-	4,413	4,413
Tax Credi t on Premium /CVM Instruction 349	-	-	79,815	79,815
Others	110	-	16,270	879
Social Security:				
On Temporary Additions	-	6,592	3,402	8,106
On negative calculation Base	-	-	1,229	1,229
In advance	-	4,082	3,680	4,082
Tax Credit on Premium / CVM Instruction 349	-	-	28,733	28,733
Others	-	-	88	68
On Current Assets	110	35,844	185,542	176,113
Income Tax:				
On Temporary Additions	-	34,116	43,963	73,516
In advance	-	-	1,474	1,294
On Tax Losses	-	-	173,057	173,210
On Actuarial Provisions	-	-	-	-
Tax Credit on Premium / CVM Instruction 349	-	-	219,490	239,487
Others	-	-	291	344
Social Security:				
On temporary additions	-	6,500	8,547	14,417
On Negative Calculation Base	-	-	61,222	61,222
In advance	-	-	526	461
On Actuarial Provisions	-	-	-	-
Tax Credit on Premium / CVM Instruction 349	-	-	79,017	86,216
On Long Term Assets	-	40,616	587,587	650,167
Income Tax / Social Security:				
On Depreciation with Incentives	729	729	1,781	3,916
On Temporary Exclusions - Acindar	-	-	41,780	41.983
On Unrealized Profits	-	-	(29,864)	(22,323)
On Capitalization Gains - BMPS (See Explanatory Note 3)	-	-	62,182	80,547
Others	-	-	-	-
On Long Term Liabilities	729	729	75,879	104,123

The Management considers that the deferred income tax and social security on temporary additions (mainly by provisions for contingencies) will be realized as they become detuctable

The tax credits from the Premium tax deduction in the acquisition of an associated or subsidiary company, recognized in the terms of the Instruction CVM 349/2001, will be realized in the next four years, in the proportion of the amortization of the premium related.

04.01 – EXPLANATORY NOTES

The credits of income tax and social security over tax losses and negative base on the consolidated have an expectation of realization as shown below:

. Financial Year 2005	5,642
. Financial Year 2006	63,421
. Financial Year 2007	60,658
. Financial Year 2008	48,783
. Financial Year 2009	61,417
. Financial Years from 2010 to 2013	-
	239,921

b.Income Tax and Social security on Earnings

	Parent Company				Consolidated			
	03/31/2005		03/31/2004		03/31/2005		03/31/2004	
	Income Tax	Social Security	Income Tax	Social Security	Income Tax	Social Security	Income Tax	Social Security
Profits before Income Tax & Social Security	**912,834**	**912,834**	**188,040**	**188,040**	**1,055,562**	**1,055,562**	**244,059**	**244,057**
Temporary Net Additions (Exclusions)								
Provisions for :								
Labor Lawsuits	(9,432)	(9,432)	(0)	-	1,602	(338)	(724)	(724)
Special repairs	-	-	1,169	1,169	803	803	2,836	2,836
Credit Loss	(4,842)	(4,842)	-	-	274	274	280	280
Bad Debts	(3,922)	(3,922)	52	52	(1,043)	952	(341)	(341)
Charges on Liabilities collect through the Courts	-	-	-	-	(504,941)	(504,941)	69	69
Fiscal & Civil Contingencies	(98,236)	(98,236)	(4,403)	(4,403)	1,855	1,855	(4,418)	(4,418)
Devaluation of Investments	-	-	-	0	-	-	-	-
Devaluation of other Assets	(5,612)	(5,612)	1,615	1,615	(2,095)	(2,339)	1,615	1,615
Profits & Earnings Sharing	(17,950)	(17,950)	3,388	3,388	9,368	9.,88	9,700	9,700
Suspended Taxes	-	-	-	-	(811)	-	(1,370)	(3,434)
Premium (Discount)	61,527	52,618	52,505	52,675	11,715	2,673	(40)	(3)
Realization of Reassessment Reserve	87,131	87,131	-	(0)	90,767	90,767	-	-
Others	-	-	-	(0)	486	(1,016)	11,009	11,577
Sum of Temporary Additions (Exclusions)	**8,664**	**(245)**	**54,326**	**54,496**	**(392,020)**	**(402,222)**	**18,616**	**17,157**
Permanent Net Additions (Exclusions)								
Equity Earnings	(727,308)	(727,308)	(178,230)	(178,230)	(603,971)	(603,971)	(53,685)	(53,685)
Interest received on Company Capital	4,210	4,210	8,351	8,351	-	-	-	-
Interest Paid / Proposed on company Capital	-	-	-	(0)	(2,205)	(2,205)	(4,893)	(4,893)
Earnings on Asset Equivalence – Gain on stake percentage	-	-	-	-	-	-	-	-
Excess Depreciation	2,916	-	910	-	4.302	142	4.337	-
Employee Profit Sharing	-	-	-	-	-	-	-	-
Statutory Allocations	-	-	-	-	5	5	20	20
Bonuses	-	-	239	-	317	45	460	83
Contributions & Donations	739	739	1,117	1,117	1,408	1,408	1,835	1,835
Non-deductable Expenses	594	594	12	12	935	935	875	734
Reversal of provision for Investment Devaluation	-	-	-	-	-	-	-	-
Portion of Earnings not subject to Income Tax&Social Security	-	-	-	-	462,562	462,772	(41,677)	(41,677)
Difference in Rate for Subsidiary Companies Abroad	-	-	-	-	59,615	(222,076)	-	-
Portion of non-consolidated Profits	-	-	(0)	-	-	-	(0)	-
Profit Sharing Abroad	-	-	-	-	4,054	3,183	-	-
Others	28	27	16	16	(25,903)	(25,903)	(4,705)	(4,497)
Sum of Permanent Additions (Exclusions)	**(718,821)**	**(721,738)**	**(167,585)**	**(168,734)**	**(98,881)**	**(385,665)**	**(97,433)**	**(102,080)**
Total Additions (Exclusions)	**(710,157)**	**(721,983)**	**(113,259)**	**(114,238)**	**(490,899)**	**(787,887)**	**(78,817)**	**(84,923)**
Calculation Basis	**202,677**	**190,851**	**74,781**	**73,802**	**564,661**	**267,675**	**165,242**	**159,134**
Effective Rate	25,0%	9,0%	25,0%	9,0%	25%	9%	25,0%	9,0%
Income Tax & Social Security Calculated	(50,663)	(17,177)	(18,689)	(6,642)	(150,572)	(27,491)	(48,179)	(16,812)

c. Reconciliation of Income Tax and Social Secutity on Earnings

	Parent Comapny				Consolidated			
	03/31/2005		03/31/2004		03/31/2005		03/31/2004	
	Income Tax	Social Securityl	Income Tax	Social Security	Income Tax	Social Security	Income Tax	Social Security
Income Tax & Social security Calculated	(50,663)	(17,177)	(18,689)	(6,642)	(150,572)	(27,491)	(48,179)	(16,812)
Book-entry Tax Credits:								
On Tax Losses & Negative Basis	-	-	-	-	396	143	-	-
On Temporary Additions	(34,999)	(10,675)	3,023	967	(12,086)	(7,977)	8,846	2,922
Realization of Depreciation with Incentives	729	-	228	-	920	-	228	-
	(34,270)	(10,675)	3,251	967	(10,770)	(7,834)	9,074	2,922
Book-Entry Tax debts:								
On Temporary Exclusions	-	(420)	(2,526)	(808)	(6,888)	(597)	(6,380)	(2,407)
Income Taxo n Corporate Profits Abroad	-	-	-	-	(796)	(287)	-	-
Compensation for Tax Losses	-	-	-	-	-	143	398	156
	-	(420)	(2,526)	(808)	(7,684)	(741)	(5,982)	(2,251)
Other (Expenditures) Income								
Tax Incentives	88	-	(556)	-	139	-	2,808	23
Income Tax Restatement on Reassessement Reserve	21,782	7,842	-	-	21,783	7,842	-	-
Social Security on Negative Bases Prior to 1992	-	-	-	-	(1,956)	(2,010)	-	-
Income Taxo n Unrealized Profits	-	-	-	-	13,272	-	-	-
Others	(1,095)	3,405	-	-	502	3,641	239	85
	20,775	11,247	(556)	-	33,740	9,473	3,047	108
Total Income (Expenditure) on Income Tax and Social Security	(64,158)	(17,024)	(18,520)	(6,483)	(135,286)	(26,593)	(42,040)	(16,033)

15 – Net Equity (Parent Comapny)

Equity Capital

On March 31 2005 and December 31 2004, the subscribed and fully paid-in equity capital consisted of:

Common shares (000)	3,905,001
Preferred shares (000)	3,179,128
Total shares (000)	7,084,129
Shareholders	10,700

Each common share has the right to one vote in the decisions taken by the General Meeting.

The Company holds 68,300 preferred shares in the Treasurt, at a cost of R$ 3,149.

Arcelor, through its subsidiary Arcelor Spain Holding S.L., acquired on february 4 2005, 315 million in common shares of the Companhia Siderúrgica Belgo-Mineira, owned by Organização Bradesco.

The acquired shares represent, approximately, 8,07% of the voting capital and 4,45% of the total capital of Belgo-Mineira. With such acquisition, the direct and indirect stake of Arcelor becomes of approximately 68,67% of the voting capital and 58,48% of the total capital of Belgo-Mineira.

Reserves

(i) Capital reserve: underwriting investments:

This refers mainly to the fiscal incentive for the Taxo n Industrialized products (Law 7,554/86), effectively received. This incentive expired in 1993.

(ii) Revaluation reserves:

Established due to the revaluation undertaken by the Company and its stake in the corresponding reserve established by its subsidiary company Belgo Bekaert Arames Ltda.

Due to the transferring of property, plant and equipment and investments from the Parent Company to Belgo Siderurgia S.A. (See Explanatory Note nº 1), the totality of reserves was transferred to Accumulated Profits.

(iii) Profits reserves:

Legal reserve – established at a rate of 5% of the Net Profits calculated for each Financial Year, pursuant to Article 193 of Law nº 6,404/76, up to 20% of the equity capital.

Statutory reserve – established on the basis of 5% - 75% of the net profits of financial year, set aside to underwrite the expansion of the activities of the Company either directly or through subsidiary or associated companies, with the deduction ceasing when this reserve reaches 80% of the subscribed equity capital.

Dividends

The Company By-Laws stipulate that at least 25% of the Net Profits for the Financial Year shall be set aside as required by Brazilian Corporate Law, in order to pay the mandatory dividend to the shareholders. The preferred shares have the right to a dividend 10% higher than the assigned to the common shares, as defined in Law nº 9.457/97.

16 – Financial Income:

	Parent Company		Consolidated	
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
Interest received	2,783	2,361	3,711	18,672
Incom on financial Investments	2,059	(42)	2,755	6,633
Positive Foreign Exchange Variations	(1,050)	1,881	(304)	3,693
Other Financial Income	681	168	12,176	12,605
	4,473	**4,368**	**18,338**	**41,603**

17 – Financial Expenditures:

	Controladora		Consolidado	
	31/03/2005	31/12/2004	31/03/2005	31/12/2004
Interes ton financing	(5.301)	(9.204)	(9.410)	(14.034)
Interest on debentures		(1)	(8.803)	(8.820)
Interes ton payments in arrears	(7.102)	(1.557)	(13.665)	(2.576)
Negative foreign Exchange variations	(1.643)	(2.360)	5.280	(7.389)
Other financial expenditures	(5.246)	(3.193)	(22.434)	(13.776)
	(19.292)	**(16.315)**	**(49.032)**	**(46.595)**

18 – Operating Expenditures:

	Controladora		Consolidado	
	31/03/2005	31/12/2004	31/03/2005	31/12/2004
Sundry Sales Costs	(8.710)	(4.215)	(18.713)	(10.132)
Provision for Fiscal Risks & Contingencies (1)	68.457	(10.068)		(15.081)
Leasing Expenditures		(2.328)		(2.395)
Other Operating Expenditures	(1.347)	7.623	(14.740)	4.869
	58.400	**(8.988)**	**(33.453)**	**(22.739)**

(1) Such provisions were reversed at the Parent Company and established at the associated Belgo Siderurgia S.A., due to the organizational simplification of the Company (See Expalnatory Notes nºs. 1 e 13).

19 – Non-Operating Earnings:

	Parent Company		Consolidated	
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
Resultado na alienação de Imobilizado	(58,662)	(1,345)	(59,199)	(2,989)
Provisão p/ outros passivos contingentes	(616)	(616)	(12,740)	(31,764)
Other non-operating income	44,517	(605)	2,550	29,410
	(14,761)	(2,566)	(69,389)	(5,343)

20 – Insurance Coverage (not audited)

The Company policy is to take out insurance coverage in amounts deemed sufficient by its insurance advisors to offset the risks involved.

The Company Works with operating risks insurance that ensure compensation for material damages and loss of Gross revenues (halt in production) arising from accidents, with an indemnity period of up to twelve months out of operation. The current policy remains effective through June 1 2005 and provides a coverage of R$ 6,096 million.

21 – Financial Instruments

The financial instruments of the Company and its subsidiaries are posted under the equity accounts for March 31 2005 and December 31 2004 at values compatible with those in effect on the market on these dates. The administration of these instruments is undertaken operating strategies that are designed to obtain liquidity, profitability and security. The control policy consists of permanently monitoring the contracted rates, compared with those in effect on the market, and consequently ascertaining whether the adjustments of their financial investments to the market are being handled correctly by the institutions administering its funds.

The Company and its subsidiaries do not invest in derivatives or any other high-risk assets, on speculative bases.

The estimated realization values of the financial assets and liabilities of the Company were determined through the information available on the market and appropriate assessment methodologies. However, considerable judgment was required to interpret the market data in order to produce the best estimate of the realization value. As a result, the following estimates do not necessarily indicate the amounts that might be realized on the current exchange market. The use of different market methodologies may also have material effects on the estimated realization values.

a. Composition of Balances

Pursuant to Instruction nº 235/95 issued by the Brazilian Securities Commission (CVM), the accounting balances are identical to the market values of the financial instruments included in the Equity Balance Sheet on March 31 2005, except the ones below:

Description	Accounting Balance	Market Value
Financial Investments	870,813	871,505
Swap operations	5,064	4,689
Loans and Financing (including debentures) in foreign currency	419,356	418,946

b. Criteria, Assumptions and Constraints used to calculate the Market Values

- *Cash on hand and financial investments*

The market values of the balances held in the current bank accounts are identical to the book-entry balances.

For the financial investments, the market value was calculated on the basis of the market prices of these papers, or when non-existent, was based on future cash flows, discounted at the average investment rates available.

- *Loans receivable/payable*

Presented at the book value, as there are no similar instruments on the market and this involves transactions with subsidiary and associated companies.

- *Taxes receivable / deferred*

Presented at the book value, as there are no parameters for calculating their market value.

- *Investments*

The market values of the stakes held in other companies were calculated on the basis of the book-entry equity value. The market values for other investments are identical to the book-entry balances, as they are not quoted on the market.

- *Loans and financing*

The market value of the financing was calculated on the basis of its present value, based on the future cash flows and using interest rates applicable to this type of instrument with similar risks and durations, or based on the market prices for these papers.

The market values for the BNDES/FINAME financing are identical to the book-entry balances, as there are no similar instruments available, with comparable maturity dates and interest rates.

Derivatives

The Company does not work with derivatives.

Constraints

The market values were estimated on the date of the Balance Sheet, based on "relevant market information". Alterations in the assumptions may have significant effects on these estimates.

c. *Credit Risk*

The sales policy of the Group is subordinate to the credit rules established by its Management that are designed to minimize any possible future problems arising from defaulting customers. This purpose is accomplished through assigning credit limits to customers according to their payment capacity, as well as by diversifying the accounts receivable (risk fragmentation

d. *Foreign Exchange Risk*

As the Company and its subsidiaries have significant foreign currency liabilities (US dollars) its earnings may be severely affected by foreign exchange rate variations.

In order to ease the effects of foreign exchange variations on the Company debt, its Management has adopted the policy of keeping almost all its cash on hand in short-term investments linked to the foreign exchange rate, as shown in the following Table:

	Parent Company		Consolidated	
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
Cash on Hand & Banks	2,104	93,764	427,928	551,788
Accounts Receivable	-	104,320	349,646	300,518
Investments	-	19,548	-	-
Suppliers	-	(223,958)	(328,505)	(250,394)
Financing	-	(151,565)	(495,076)	(444,831)
Other Liabilities	-	-	(123,688)	(123,141)
Net Exposure	**2,104**	**(157,891)**	**(169,695)**	**33,940**

e. *Price Risk*

With exports accounting for 25.2% of the gross revenues of the Parent Company forecast for 2004, and 11.6% of the revenues brought in by its subsidiaries, any volatility in the foreign exchange rate in fact represents a price risk that may have adverse effects on the expected earnings. This risk is offset to some extent by the significant volume of imports shipped in by the companies in the Group and planned for this same year, as shown above.

22 – Obligations with Post-Employment Benefits

The Company runs a defined benefit retirement plan for its employees.

In 1982, the Company signed up with the Bradesco Previdência e Seguros S.A. pension scheme, whose purpose is to supplement (i) the retirement income of its participants; and (ii) the pensions granted to the surviving spouses of the participants.

The costs to support the pension scheme and any déficit (superávits) of the plan are accounted according to Deliberation CVM nº 371, from December 13 2000. The Norm requires recognition of annual actuarial assets or liabilities related to payable benefits to current and retired employees. The contributions are determined based on actuarial criteria, when applicable, and are accounted by the competence regime.

At the beginning of this Financial Year, the Company and its associated and subsidiary companies started to offer a plan of definite contributions, enabled trough the means of a PGBL hired with the insurance company.

In this new retirement plan, the companies from Grupo Belgo are committed to perform monthly contributions on behalf of their employees to face the contributions made by them. In this new model there is no commitment from the companies of Grupo Belgo related to a certain level of benefit in the retirement or even a guarantee related to the return of investments obtained by the PGBL investment funds.

The retirement benefit of employees covered by PGBL will dependo n the level of contributions ando n the effective return of the investments obtained by the fund, therefore not generating commitments according to the rules of CVM nº 371 for the companies of Grupo Belgo.

With the implementation of this new retirement plan, Grupo Belgo enabled the current participants of the retirement plan of Definite Benefits to migrate to the new plan, transferring the reserves already established by their contributions and company contributions to the plan of Definite Contributions.

23 – Other information

Remuneration of the Management

Up to March 31 2005 the Management Board and Managent Council of the Parent Company received remunaration of R$ 1,381 (Up to 03/31/2004 – R$ 1,445), consolidated R$ 2,793 (Up to 03/31/2004 – R$ 2,993). For the same period, in the consolidated, employees'gratifications were paid / provioned in the amount of R$ 17,847 (2004 – R$ 10,390).

24 – Subsequent events

a. Complementary dividend

In General Meeting on April 15 2005, the payment of the complementary dividend was approved, up to 05/10/2005, in the value of R$ 46,511, corresponding to the values of R$ 6,35 per lot of 1000 common shares and R$ 6,98 per lot of 1000 preferred shares.

b. Capital increase

In the same General Meeting on April 15 2005, The Company increased its equity capital to R$ 3 billion, due to the partial utilization of the statutory reserve in the amount of R$ 1 billion, without issuing new shares.

c. Alteration in the Company Management Board

In meeting on April 15 2005, the Management Council approved the replacement of Mr.Marcos Piana de Faria by Mr. Carlo Panunzi in the position of Finance and Relations with Investors Director.

25 – Suplementary Information – Cash Flow

	Parent Company		Consolidated	
	03/31/2005	12/31/2004	03/31/2005	12/31/2004
Net profit	831,652	163,037	818,992	163,466
Depreciations / amortizations	24,962	14,015	93,385	44.,48
Stake of minority shareholder	-	-	74,686	22,500
Stake in associated/subsidiary companies	(727,308)	(178,230)	(603,971)	(53,685)
Premium Amortization	54,106	54,163	87,382	80,954
Earnings from Sales of permanent assets (net)	58,228	1,342	61,933	2.,72
Income Tax and Social Security	81,182	25,002	161,879	58,073
Other (mainly interest and Exchange variation)	(66,640)	15,079	60,500	30,275
(Increase) reduction of assets:				
Clients	(73,831)	(24,837)	(87,189)	(62,328)
Stocks	(21,013)	11,584	(68,709)	(17,473)
Other assets	57,630	(72)	26,344	(66,512)
Increase (reductions) of liabilities:				
Suppliers	(4,115)	15,646	25,215	17,645
Other liabilities	(144,268)	(37,209)	(103,834)	(38,264)
Cash Flow of Operating activities	**70,584**	**59,521**	**546,613**	**181,771**
(Acquisition) Sales of investments	(110,793)	(9.875)	(84.593)	2.758
(Acquisition) Sales of property, plant and equipment and deferred	(21,541)	(14,441)	(104,082)	(76,688)
Cash Flow of Investment Activities	**(132,334)**	**(24,316)**	**(188,675)**	**(73,930)**
Increase (reduction) of loans and financing	(16,527)	50,828	(92,863)	(58,353)
Issuing (rescue) of debentures	(10)	(8)	(10,768)	(8,795)
Payment of interest/dividends of own capital	(55,401)	(133,004)	(140,106)	(141,238)
Cash Flow of Financial Activities	**(71,938)**	**(82,184)**	**(243,737)**	**(208,386)**
Increase (reduction) of cash on hand	**(133,688)**	**(46,979)**	**114,201**	**(100,545)**
Cash on hand at the beginning of the period	**139,447**	**269,042**	**930,175**	**671,667**
Cash on hand of the company consolidated in the period	**-**	**-**	**16.460**	**-**
Total of cash on hand at the beginning of the period	**139,447**	**269,042**	**946,635**	**671,667**
Cash on hand at the end of the period	**5,759**	**222,063**	**1,060,836**	**571,122**

MANAGEMENT COUNCIL

CARLO PANUNZI
President

ROLAND JUNCK
Advisor

ANTÔNIO JOSÉ POLANCZYK
Vice-president

MARCIO MENDES FERREIRA
Secretary

PLÍNIO SIMÕES BARBOSA
Advisor

JOSE MAURO GUAHYBA DE ALMEIDA
Advisor

DENISE PAULI PAVARINA DE MOURA
Advisor

CARLOS EDUARDO DE FREITAS
Advisor

PAUL LODEWIJK JUUL EMIEL MATTHYS
Advisor

BOARD

CARLO PANUNZI
Director-President

PAULO GERALDO DE SOUZA
Steel-making Director

MARCOS PIANA DE FARIA
Finance and Relations with Investors Director

ALONSO STARLING NETO
Wire Drawing Director

FERNANDO DA FONSECA MATOS
Strategy and Business Development Director

IBRAHIM ABRAHÃO CHAIM
Steel-making Commercial Director

MÁRCIO MENDES FERREIRA
Administrative and Human Resources Director

ANTÔNIO CARLOS FONSECA LARA
Treasury Assistant Director

Technical Person in charge

DOMINGOS SÁVIO CARNEIRO DE MENDONÇA
Accountant CRC-MG 32.671/O-6

00396-4 COMPANHIA SIDERÚRGICA BELGO-MINEIRA 24.315.012/0001-73

05.01 - COMMENT ON COMPANY PERFORMANCE IN THE QUARTER

See Consolidated Performance Summary.

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

06.01 – CONSOLIDATE EQUITY BALANCE SHEET (R$ 000)

1. CODE NO.	2. DESCRIPTION	3. 03/31/2005	4. 12/31/2004
1	Total Assets	8,360,092	8,074.,49
1.01	Current Assets	3,826.,08	3,477,978
1.01.01	Cash on hand and Banks	1,060,36	930,175
1.01.01.01	Bank deposits	190,023	143,827
1.01.01.02	Financial inv estments	870,813	786,348
1.01.02	Credits	867,834	768,694
1.01.02.01	Customer accounts receivable	867,834	768,694
1.01.03	Inventory	1,453,001	1,343,032
1.01.03.01	Finished Products	687,911	551,519
1.01.03.02	Products being fabricated	165,562	155,461
1.01.03.03	Feedstoch and sundry materials	465,815	456,965
1.01.03.04	Maintenance parts and sundry materials	47,926	41,418
1.01.03.05	Imports under way	40,627	94,339
1.01.03.06	Advances to suppliers	45,160	43,330
1.01.04	Others	444,437	436,077
1.01.04.01	Income Tax and Social Security	185,542	176.113
1.01.04.02	Other taxes and contributions	135,833	126,182
1.01.04.03	Prepayment	14,080	9,102
1.01.04.04	Accounts receivable from associated companies	0	2,006
1.01.04.05	Dividends receivable from subsidiary companies	3,863	3,698
1.01.04.06	Other credits	105,119	118,976
1.02	Long term assets	1,182,600	1,267,742
1.02.01	Sundry credits	1,182,600	1,267,742
1.02.01.01	Compulsory deposits and amounts for court casess	336,408	346,911
1.02.01.02	IIncome tax for rebate	587,587	650,167
1.02.01.03	Properties for Sales	29,393	28,646
1.02.01.04	Tax and contributions to compensate	91,764	93,261
1.02.01.05	Other credits	137,448	148,757
1.02.02	Credits with related parties	0	0
1.02.02.01	With associated companies	0	0
1.02.02.02	With subsidiary companies	0	0
1.02.02.03	With other related parties	0	0
1.02.03	Others	0	0
1.03	Permanent assets	3,351,384	3,328,729
1.03.01	Investments	390,242	3,8,876
1.03.01.01	Stakes in associated companies	204,911	105,785
1.03.01.02	Satkes in subsidiary companies	175,287	233,047
1.03.01.02.01	Goodwill in investments	0	0
1.03.01.03	Other Investments	10,044	10,044
1.03.02	Property, plant and equipment	2,906,476	2,918,685
1.03.03	Deferred	54,666	61,168

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

06.02 – CONSOLIDATE EQUITY BALANCE SHEET - LIABILITIES (R$ 000)

1. CODE NO.	2. DESCRIPTION	3. 03/31/2005	4. 12/31/2004
2	Total liabilities	8,360,092	8,074,449
2.01	Current liabilities	1,827,058	1,630,863
2.01.01	Loans & Financing	374,703	285,665
2.01.02	Debentures	111,100	80,675
2.01.03	Suppliers	482,925	454,637
2.01.04	Taxes, fees or levies	347,327	284,358
2.01.04.01	Income tax and social security	264,050	191,246
2.01.04.02	Other taxes payable	83,277	93,112
2.01.05	Dividends payable	43,423	98,987
2.01.06	Provisions	84,946	78,427
2.01.07	Debts with related parties	21,622	20,077
2.01.08	Others	361,012	328,037
2.01.08.01	Wages & charges payable	140,481	142,402
2.01.08.02	Other accounts payable	220,531	185,635
2.02	Long term liabilities	1,339,112	1,522,146
2.02.01	Loans and financing	230,034	374,106
2.02.02	Debentures	352,647	383,059
2.02.03	Provisions	527,457	499,545
2.02.03.01	Provisions for contingencies	527,57	499,545
2.02.04	DDebts with related parties	0	0
2.02.05	Others	228,974	265,436
2.02.05.01	Income tax and social security	75,879	104,123
2.02.05.02	Other accounts payable	153,095	161,313
2.03	Earnings on future financial years	0	0
2.04	Minority net equity	589,979	596,351
2.05	Net equity	4,603,943	4,325,089
2.05.01	Paid-in equity capital	2,000,000	2,000,000
2.05.02	Capital reserves	193,221	193,221
2.05.02.01	Shares held in Treasury	(3,149)	(3,149)
2.05.02.02	Allocations for investments & others	196,370	196,370
2.05.03	Reassessment reserves	0	87,131
2.05.03.01	Company Assets	0	57,516
2.05.03.02	Associated and subsidiary companies	0	29,615
2.05.04	Profit reserves	1,591,683	2,078,834
2.05.04.01	Legal	96,366	96,366
2.05.04.02	Statutory	1,086,319	1,086,319
2.05.04.03	Contingencies	0	0
2.05.04.04	Future profits	0	0
2.05.04.05	Profits withheld	0	896,149
2.05.04.06	Special for dividends not distributed	0	0
2.05.04.07	Other profit reserves	408,998	0

01.01 - IDENTIFICATION

1. CVM CODE NO.	2. REGISTERED COMPANY NAME	3. CORPORATE TX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

06.02 – CONSOLIDATED EQUITY BALANCE SHEET (Reais 000)

1. CODE NO.	2. DESCRIPTION	3. 03/31/2005	4. 12/31/2004
2.05.05	Accumulated Profits/Losses	819.039	(34.097)

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

07.01 –EARNINGS STATEMENT - CONSOLIDATE (R$ 000)

1 – CODE NO.	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.01	Gross revenues from Sales and/or Services	2,477,819	2,477,819	1,394,805	1,394,805
3.02	Deductions from Gross revenues	(527,684)	(527,684)	(349,606)	(349,606)
3.03	Net revenue from Sales and/or Services	1,950,135	1,950,135	1,045,99	1,045,199
3.04	*Cost of goods and/or services sold*	(1,174,131)	(1,174,131)	(647,314)	(647,314)
3.05	Gross earnings	776,004	776,004	397,885	397,885
3.06	Operating expenses/revenues	348,947	348,947	(148,483)	(148,483)
3.06.01	On Sales	(67,347)	(67,347)	(46,790)	(46,790)
3.06.02	Overhead	(48,527)	(48,527)	(34,783)	(34,783)
3.06.03	Financial	(30,694)	(30,694)	(4,992)	(4,992)
3.06.03.01	Financial revenues	18,338	18,338	41,603	41,603
3.06.03.02	Financial expenses	(49,032)	(49,032)	(46,595)	(46,595)
3.06.04	Other operating revenues	30,226	30,226	(1,520)	(1,520)
3.06.05	Other operating expenses	(138,682)	(138,682)	(114,083)	(114,083)
3.06.05.01	Premium (negative goodwill/amortization)	(87,382)	(87,382)	(80,954)	(80,954)
3.06.05.02	Employee participation	(17,847)	(17,847)	(10,390)	(10,390)
3.06.05.03	Others	(33,453)	(33,453)	(22,739)	(22,739)
3.06.06	Equity earnings	603,971	603,971	53,685	53,685
3.07	Operating earnings	1,124,951	1,124,951	249,402	249,402
3.08	Non-operating earnings	(69,389)	(69,389)	(5,343)	(5,343)
3.08.01	Revenues	1,154	1,154	520	520
3.08.01.01	Fixed asset sales	1,005	1,005	414	414
3.08.01.02	Other revenues	149	149	106	106
3.08.02	Expenses	(70,543)	(70,543)	(5,863)	(5,863)
3.08.02.01	Fixed asset write off cost	(60,198)	(60,198)	(3,380)	(3,380)
3.08.02.02	*Other expenses*	(10,345)	(10,345)	(2,483)	(2,483)
3.09	Earnings before tx/participation	1,055,562	1.055,562	244,059	244,059
3.10	Provision for income tax and social security	(161,879)	(161,879)	(58,073)	(58,073)

01.01 - IDENTIFICATION

1. CVM NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

07.01 – EARNINGS STATEMENT - CONSOLIDATE (R$ 000)

1 – CODE NO.	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Dues/Stakes	(5)	(5)	(20)	(20)
3.12.01	Stakes	(5)	(5)	(20)	(20)
3.12.02	Dues	0	0	0	0
3.13	Reversal of Interes ton Equity	0	0	0	0
3.14	Minority Stake	(74,686)	(74,686)	(22,500)	(22,500)
3.15	Profit / Loss for period	818,992	818,992	163,466	163,466
	No OF SHARES, EX-TREASURY (000)	7,015,829	7,015,829	7,015,829	7,015,829
	PROFIT X SHARE	0,11673	0,11673	0,02330	0,02330
	LOSS X SHARE				

08.01 – COMMENTS ON COMPANY PERFORMANCE – 1ST QUARTER

PERFORMANCE SUMMARY

1st Quarter 2005

				Variations 1° Q 05 / 1° Q 04
STEELMAKING – Brazil and Argentina				
Crude steel production		1,164.7	mil t	+ 53.9 %
Rolled product output		1,089.5	mil t	+ 46.8 %
Sales volume		1,056.2	mil t	+ 50.4 %
CONSOLIDATED				
Net revenue	R$	1,950.1	milhões	+ 86.6 %
Operating profit (EBIT)	R$	639.1	milhões	+ 126.9 %
Cash generation (EBITDA)	R$	732.4	milhões	+ 124.7 %
Net profit * (Prior to minority shareholders)	R$	311.7	milhões	+ 67.6 %
Net cash	R$	113.6	milhões	
Investments	R$	197.4	milhões	
ROCE		52.5	%	

* = Non recurrent R$ 582,0 million from loss-absorption operation excluded.

FIRST QUARTER 2005 - FACTS

BELGO SIDERURGIA S.A. CAPITALIZATION

In January 2005, BMP - Belgo Mineira Participação Indústria e Comércio S.A. increased by R$ 17,9 million Belgo Siderurgia S.A.'s capital (former BMPS). This was tantamount to the historical value of the acquisitions in 1998 by BMP, of the credits held by Aço Minas Gerais S.A. - Açominas and Açominas Comércio, Importação e Exportação S.A. – Açotrading, against Mendes Junior Siderurgia S.A.

In Belgo Siderurgia S.A., this adjusted liability was booked at R$ 600 million, R$ 95 million of which was the principal and R$ 505 million as contract correction.

The R$ 582,1 million difference, between BMP's asset and Belgo Siderurgia S.A.'s liability, was used for loss absorption (partner account) accumulated at Belgo Siderurgia S.A., increasing its shareholder's equity and, thus, positively influencing, via equity equivalence, the Parent Company's earnings.

SIMPLIFICATION OF ORGANIZATIONAL STRUCTURE (DROP-DOWN)

Starting on March 31, 2004, Parent Company Cia. Siderúrgica Belgo-Mineira has concentrated investments and main shareholding in its subsidiary Belgo Siderurgia S.A. Thus, the industrial units at João Monlevade and Sabará as well as the Distribution Centers and other assets have been incorporated into Belgo Siderurgia S.A.

Structure of Belgo Companies
(following Drop Down)


BELGO
Grupo Arcelor
Monlevade Plant
Juiz de Fora Plant
Piracicaba Plant
Vitória Plant
Sabará Steelworks
Drawn Wires for Civil Construction
Distribution Centers
99,11%
Belgo Siderurgia
100%
BMP
61%
Guilman-Amorim
Support
100%
Itaúna Mill
100%
CAF
100%
BMS
Other activities
72,7%
ACINDAR
56,0%
Belgo Bekaert Arames - BBA
55,5%
Belgo-Mineira Bekaert - BMB
99,03%
Belgo Bekaert NE - BBN
60,0%
WRI Group
Cables

Performance Remarks

1st. Quarter 2005

The Company hereby submits the analysis of its operating and financial performance in the first 2005 quarter, compared to the first and last quarters in 2004.

Steel output and sales data of the Belgo Companies in the first 2005 quarter include the totality of Acindar's operations. Thus, no comparison can be made to the same period last year because Acindar was consolidated only in May 2004.

Output of the Belgo Companies

Crude steel, rolled and wire production is thus broken down in the first 2005 quarter and in all four 2004 quarters:

Chart 1
Unit: 10^3 t

	2004				2005	Δ %	Δ %
	1Q	2Q	3Q	4Q	1Q	1Q05/4Q04	1Q05/1Q04
1. Steemaking - Brazil							
Crude steel	757,0	734,4	881,4	877,0	843,8	(3,8)	11,5
Rolled	742,3	737,2	821,8	808,2	781,9	(3,3)	5,3
2. Acindar							
Crude steel	-	214,8	337,7	352,9	320,9	(9,1)	-
Rolled	-	199,1	298,5	314,4	307,6	(2,2)	-
3. Total							
Crude steel	757,0	949,2	1.219,1	1.229,9	1.164,7	(5,3)	53,9
Rolled	742,3	936,3	1.120,3	1.122,6	1.089,5	(2,9)	46,8
4. Wires - Brazil	156,7	172,9	179,5	159,9	153,8	(3,8)	(1,9)

* Acindar was consolidated in May 2004, which is why the first 2004 quarter data are not included in the steelmaking total.

In the quarter under consideration, Brazilian steel output of Belgo Companies - Brasil increased vis a vis the same period in the previous year (11.5% in crude steel and 5.3 % in rolled products).

08.01 – COMMENTS ON COMPANY PERFORMANCE – 1ST QUARTER

Consolidated production volumes (Acindar included) in the period reached 1,165,000 tons in crude steel and 1,090,000 tons in rolled products (53.9% and 46.8% above the figures in the same quarter of 2004.

As compared to the last 2004 quarter, this quarter showed a reduction of 5.3% and 2.9% in crude steel and rolled product output, respectively.

Sales of the Belgo Companies

Sales of rolled and wire products are broken down by markets, in the chart below.

Chart 2
Unit: 10^3 t

	2004				2005	Δ %	Δ %
	1Q	2Q	3Q	4Q	1Q	1Q05/4Q04	1Q05/1Q04
1. Steemaking - Brazil							
Domestic market	521,3	606,0	671,9	453,9	473,6	4,3	(9,2)
Exports	181,1	185,7	159,7	272,8	306,4	12,3	69,2
Total	702,4	791,7	831,6	726,7	780,0	7,3	11,0
2. Acindar							
Domestic market	-	168,2	229,7	223,7	224,3	0,3	-
Exports	-	25,5	73,3	83,1	51,9	(37,5)	-
Total	-	193,7	303,0	306,8	276,2	(10,0)	-
Total	**702,4**	**985,4**	**1.134,6**	**1.033,5**	**1.056,2**	**2,2**	**50,4**
3. Wires - Brazil							
Domestic market	137,8	146,5	161,5	142,2	136,9	(3,7)	(0,7)
Exports	18,1	20,4	16,2	12,6	10,3	(18,3)	(43,1)
Total	155,9	166,9	177,7	154,8	147,2	(4,9)	(5,6)

* Belgo and Belgo Siderurgia. Sales to wire drawing companies included.
** Acindar was consolidated in May 2004, which is why the first 2004 quarter data are not included in the steelmaking total. In 2004 and 2005, the data include steel, drawn and pipe products.

Sales of Steel Companies (million tons)


702,4
985,4
193,7
791,7
1.134,6
303
831,6
1.033,5
306,8
726,7
1.056,2
276,2
780,0
Total
Acindar
Brazil
1Q04
2Q04
3Q04
4Q04
1Q05

08.01 - COMMENTS ON COMPANY PERFORMANCE - 1ST QUARTER

Steelmaking units in Brazil had rolled sales volumes 7.3% above the fourth quarter and of 11% when compared to the first quarter, both in 2004.

Demand in the Brazilian market, even considering aspect inherent to a seasonal quarter, has been stable in the industrial segment and retracting in civil construction. This made Belgo redirect part of its sales volume to exports, where demand is strong. In fact, exports evolved 69.2% compared to the first quarter and 12.3% over the fourth quarter, both in 2004.

Domestic market sales in the quarter were reduced 9.2% compared to the volume in the first quarter the previous year and increased 4.3% over the last 2004 quarter.

Wire Drawing Units - Brazil maintained the sales volume in the home market vis a vis the same quarter the year before, but reduced by 3.7% the home market volume compared to the last 2004 quarter.

The high interest rates contributed to retract domestic demand for products in civil construction. However, this could change, as new monetary policies are adopted, real estate and housing investments resume, housing credit lines are expanded and funds for the infrastructure pilot plan start to flow.

Acindar kept its domestic market sales stable in the last 2004 quarter.

IISI - International Institute for Steel and Iron estimates that world demand for steel products will increase 3.5% in 2005, representing a steel consumption increase equivalent to 36 million tons.

According to IISI, China should continue leveraging growth, with a 10.6% demand increase. This ought to offset consumption reduction in other markets in Europe and the United States.

Steel demand in Central and South America should increase by 36.2 million tons in 2005 and 38.9 million tons in 2006, that is, growth of 8.6% and 7.6%, respectively each year.

In this scenario, if favorable business expectations are confirmed for Belgo Companies in Brazil and Argentina, and considering home and foreign market conditions, we believe our performance and earnings will be consistent.

FINANCIAL HIGHLIGHTS

Consolidated earnings below include results of Belgo Companies in Brazil and Acindar. The first 2005 quarter cannot be compared to the same period the year before because Acindar was consolidated only in May 2004.

Consolidated Financial Highlights - Belgo Companies - 1st Quarter 2005

Chart 3
R$ million

	Steel Brazil	Wire Brazil	Acindar	Others	Elimination	Consolidated
Net revenue	**1.255,3**	**499,8**	**506,0**	**36,6**	**(347,6)**	**1.950,1**
Cost of products sold	(789,4)	(354,1)	(248,8)	(18,8)	326,7	(1.084,4)
Depreciation	(58,4)	(20,6)	(7,7)	(3,0)	0,0	(89,7)
Gross profit	407,5	125,1	249,5	14,8	(20,9)	776,0
Operating expenses	(89,4)	(29,3)	(22,3)	2,2	1,9	(136,9)
Operating profit (EBIT)	**318,1**	**95,8**	**227,2**	**17,0**	**(19,0)**	**639,1**
Financial revenue (expenses)	(27,5)	(2,7)	(11,0)	5,2	0,2	(35,8)
Foreign exchange variation	0,8	0,6	4,2	(0,7)	0,0	4,9
Income tax & Social charges	(69,4)	(27,5)	(72,0)	(6,2)	13,3	(161,8)
Equity equivalence	602,3	2,0	(0,4)	0,0	0,0	603,9
Premium (discount)	(86,4)	(0,1)	(0,9)	0,0	0,0	(87,4)
Others	(68,6)	0,0	(0,4)	(0,2)	0,0	(69,2)
Net profit prior to minority shareholders	**669,3**	**68,1**	**146,7**	**15,1**	**(5,5)**	**893,7**
Acionistas não-controladores	0,0	(33,3)	(40,1)	(1,3)	0,0	(74,7)
Net profit	669,3	34,8	106,6	13,8	(5,5)	819,0
Cash generation (EBITDA)	**379,1**	**116,8**	**235,4**	**20,1**	**(19,0)**	**732,4**
Investments	143,9	21,6	18,6	13,3		197,4
Net debt	248,4	(8,5)	(358,7)	6,5	(1,3)	(113,6)
Shareholders' equity	3.174,6	861,6	860,5	297,2	0,0	5.193,9
- Minority shareholders	0,7	371,6	216,8	0,9		590,0
- Group share	3.173,9	490,0	643,7	296,3		4.603,9
Nr. of employees	4.350	2.317	2.992	660		10.319

Consolidated Financial Highlights - Belgo Companies

Chart 4
R$ million

	2004					2005	Δ %
	1Q	2Q	3Q	4Q	Total	1Q	1Q05/1Q04
Net revenues	1.045,2	1.618,9	2.111,2	1.915,6	6.690,9	1.950,1	86,6
Operating profits (EBIT)	281,7	554,1	757,7	637,0	2.230,5	639,1	126,9
Net profit	186,0	299,5	406,7	399,3	1.291,5	893,7 *	380,5
Cash flow gereration (EBITDA)	325,9	605,6	901,8	735,1	2.568,4	732,4	124,7

*** Contribution of R$ 582,0 million non-recurrent result***

Net Operating Revenue, EBIT and EBITDA

Belgo had sales net revenue of **(R$ 1.950,1)** million in the quarter, an increase of 86.6% over the same quarter in 2004 and of 1.8% when compared to the year's last quarter.

A stronger foreign exchange had a negative effect on *Reais* revenues from exports.

Net Revenue (R$ million)


1.045
1.619
2.111
1.916
1.950
1Q04
2Q04
3Q04
4Q04
1Q05

Operating profit (EBIT) was R$ 639,1 million, against R$ 281,7 million, a 126,9% increase over the same period the previous year, and remained stable when compared to the last 2004 quarter.

EBIT Operating Profit (R$ million)


282
554
758
637
639
1Q04
2Q04
3Q04
4Q04
1Q05

Operating cash generation (EBITDA) came to R$ 732,4 million or 124.7% above the first quarter and equivalent to the fourth quarter figure, both in 2004.

The EBITDA margin was 37.6%, a level far above the 31.2% figure in the first 2004 quarter.

EBITDA Cash Generation (R$ million)


31%
37%
43%
38%
38%
326
606
902
735
732
1Q04
2Q04
3Q04
4Q04
1Q05

Consolidate Net Debt Compositioon
As Per Corporate Legislation

Chart 5
R$ milion

* US$ 80 million convertible starting in 2006 not included.

In terms of net debt, Acindar had net cash of R$ 358,6 million.

Net Debt (R$ million)

	12/31/2004	1° Q 2005			
	TOTAL	IN REAIS / PESOS	DOLLARS	TOTAL	EBITDA
Belgo	87,6	(73,9)	(2,1)	(76,0)	294,2
Other steelmakers - Brazil	380,6	192,1	132,3	324,4	83,5
Wire drawing	(9,8)	(26,0)	17,5	(8,5)	100,9
Guilman Amorim	56,9	(12,8)	68,3	55,5	7,0
Others	(38,7)	(29,7)	(20,7)	(50,4)	10,8
Acindar *	(408,0)	(230,4)	(128,2)	(358,6)	236,0
Total net debt	**68,6**	**(180,7)**	**67,1**	**(113,6)**	**732,4**
- Short term debt	(544,6)	(470,7)	(82,2)	(552,9)	
- Long term debt	613,2	290,0	149,3	439,3	

Net Debt (R$ million)


536
182
-32
69
-114
1Q04
2Q04
3Q04
4Q04
1Q05

Highlights of Belgo Companies

Broken down below by segments, Belgo Companies had consolidated highlights in net revenue, in cash generation (EBITDA) and in operating profit (EBIT), with their respective margins in the 2004 and 2005 first quarters.

Inter-company eliminations are also shown below and must be taken into account in sales from Steel to Wire Companies.

Belgo – 1st Quarters 2004 and 2005

Chart 6
(R$ million)

	jan/mar - 2004				
	Net revenues	EBITDA	%	EBIT	%
Steelmaking - Brazil	838,4	231,7	27,6	202,1	24,1
Wires	382,7	83,4	21,8	70,9	18,5
Services	31,7	9,2	29,0	7,1	22,1
Eliminations	(207,6)	1,6	-	1,6	-
Total	1.045,2	325,9	31,2	281,7	27,0

	jan/mar - 2005				
	Net revenues	EBITDA	%	EBIT	%
Steelmaking - Brazil	1.255,3	379,1	30,2	318,1	25,3
Steelmaking - Argentina	506,0	235,4	46,5	227,2	44,9
Wires	499,8	116,8	23,4	95,8	19,2
Services	36,6	20,1	54,9	17,0	46,4
Eliminations	(347,6)	(19,1)	-	(19,1)	-
Total	1.950,1	732,4	37,6	639,1	32,8

Steelmaking Brazil - Selected Data

Chart 7
R$ million

Selected Data (Belgo, Belgo Siderurgia, Itaúna, BelgoPar and BMU)

	2005 1Q	2004 4Q	Δ %	2004 1Q	Δ %
Gross revenue	1.686,1	1.545,2	9,1	1.126,3	49,7
Net revenue	**1.255,3**	**1.173,4**	**7,0**	**838,4**	**49,7**
Domestic market	913,9	830,8	10,0	681,2	34,2
Exports	341,4	342,6	(0,4)	157,2	117,2
Operating profit (EBIT)	**318,1**	**278,6**	**14,2**	**202,1**	**57,4**
Financial revenue (expenses)	(27,5)	(20,1)	36,8	(1,8)	
Monetary and foreign exchange variations	0,8	25,4	(96,9)	(2,8)	
Equity equivalence	602,3	(64,3)		55,2	991,1
Non operating revenue (expenses)	(68,6)	(16,4)	318,3	(5,1)	
Net profit	**669,4**	**164,0**	**308,2**	**126,6**	**428,8**
Cash generation (EBITDA)	**379,1**	**336,3**	**12,7**	**231,7**	**63,6**
Investments	143,9	116,7	23,3	68,9	108,9
Net debt	248,4	468,2	(46,9)	535,0	(53,6)
Nr. of employees	4.350	4.355	(0,1)	4.254	2,3

In the quarter under consideration, net revenue in Steelmaking - Brazil, considering the market mix, came to R$ 1.255,3 million (49.7% evolution), operating profit (EBIT) was R$ 318,1 million (57.4% increase) and cash generation (EBTIDA) reached R$ 379,1 million (63.6% more), in relation to the same period the year before.

Operating profit (EBIT) in this quarter reflects depreciation above the first 2004 quarter, due to a revision of the useful life in buildings and equipment of Belgo - Brazil companies.

Non operating expenses include R$ 56,1 million of reserve write-off in reappraising rural lands sold to Belgo Siderurgia S.A..

Net profit evolution must be stressed. It was impacted by a non-recurrent result of loss-absorption operation (partner account) amounting to R$ 582,0 million.

Selected Data - Wire Drawing Brazil

Chart 8
R$ million

Selected Data (BBA, BBN, BMB)

	2005 1Q	2004 4Q	Δ %	2004 1Q	Δ %
Gross revenue	680,4	704,4	(3,4)	506,3	34,4
Net revenue	**499,9**	**520,9**	**(4,0)**	**382,7**	**30,6**
Domestic market	466,0	482,9	(3,5)	345,4	34,9
Exports	33,9	38,0	(10,8)	37,3	(9,1)
Operating profit (EBIT)	**95,8**	**118,2**	**(19,0)**	**70,9**	**35,1**
Financial revenue (expenses)	(2,7)	(2,7)	0,0	(4,0)	(32,5)
Monetary and foreign exchange variations	0,6	(2,1)		(0,6)	
Equity equivalence	2,0	0,8	150,0	(1,5)	
Net profit	**68,1**	**76,7**	**(11,2)**	**46,5**	**46,5**
Cash generation (EBITDA)	**116,8**	**145,0**	**(19,4)**	**83,4**	**40,0**
Investments	21,6	40,3	(46,4)	5,4	300,0
Net debt	(8,5)	(9,8)	(13,3)	(38,6)	(78,0)
Nr. of employees	2.317	2.280	1,6	2.213	4,7

Net profit in wire drawing evolved 30.6% over the same quarter the previous year and reached R$ 499,9 million, basically due to price rebounding and mix improvement focused on sales of higher-added-value products, which also justifies the 35.1% growth in Operating Profit (EBIT).

Net profit amounted to R$ 68,1 million, a 46.5% addition to the earnings secured by the operational increase in the segment.

In the period, cash generation (EBITDA) totaled R$ 116,8 million, compared to R$ 83,4 million in the same period the year before (a 40% increase).

Belgo's wire drawing units have invested R$ 21,6 million in operating and logistic improvements.

Selected Acindar Data

Chart 9
R$ million

	2005 1Q	2004 4Q	Δ %
Gross revenue	532,4	571,5	(6,8)
Net revenue	**506,1**	**545,7**	**(7,3)**
Domestic market	391,5	380,3	2,9
Exports	114,6	165,4	(30,7)
Operating profit (EBIT)	**227,2**	**235,0**	**(3,3)**
Financial revenue (expenses)	(11,0)	(14,4)	(23,6)
Monetary and foreign exchange variations	4,2	8,1	(48,1)
Equity equivalence	(0,4)	2,1	
Net profit	**146,7**	**146,8**	**(0,1)**
Cash generation (EBITDA)	**235,4**	**244,5**	**(3,7)**
Investments	18,6	18,4	1,1
Net debt	(358,7)	(408,0)	(12,1)
Nr. of employees	2.992	2.971	0,7

Acindar recorded in the quarter net revenues of R$ 506,1 million, operating profits (EBIT) of R$ 227,2 million, cash generation (EBITDA) amounting to R$ 235,4 million and R$ 146,7 million in net profits. There were no extraordinary earnings.

An Ordinary General Meeting held on March 18, 2005 deliberated on the distribution of dividends amounting to R$ 300,6 million over the 2004 earnings.

00396-4 COMPANHIA SIDERÚRGICA BELGO-MINEIRA 24.315.012/0001-73

08.01 - COMMENTS ON COMPANY PERFORMANCE - 1ST QUARTER

Financial Highlights - Parent Company

Chart 10
R$ million

Parent Company net profit in the first 2005 quarter has been impacted by the gain secured in the loss-absorption operation (partner account) in the amount of R$ 582,0 million, in compliance with Income Tax legislation. This effect has been reflected in the Parent Company's shareholders' equity and will lead, in 2005, to an increase in the dividend base and a positive tax effect.

	2005	2004	Δ %	2004	Δ %
	1Q	4Q		1Q	
Gross revenue	641,9	609,6	5,3	434,1	47,9
Net revenue	**469,1**	**443,3**	**5,8**	**318,2**	**47,4**
domestic market	335,9	326,5	2,9	227,2	47,8
Exports	133,2	116,8	14,0	91,0	46,4
Operating profit (EBIT)	**269,2**	**123,3**	**118,3**	**77,0**	**249,6**
Financial revenues (expenses)	(12,1)	(10,3)	17,5	(11,5)	5,2
Monetary and foreign exchange variations	(2,7)	10,8		(0,5)	440,0
Premium amortization	(54,1)	(54,2)	(0,2)	(52,7)	2,7
Equity equivalence	727,3	245,0	196,9	178,2	308,1
Other operating revenues (expenses)	86,0	(13,9)		(17,8)	
Non operating revenues (expenses)	(14,8)	(2,9)	410,3	(2,6)	469,2
Income tax / Social contribution	(81,2)	8,7		(25,0)	224,8
Net profit	**831,7**	**316,3**	**162,9**	**163,0**	**410,2**
Cash generation (EBITDA)	**294,2**	**148,4**	**98,2**	**92,5**	**218,1**
Net equity	4.265,6	3.463,6	23,2	2.859,0	49,2
Total assets	4.424,4	4.669,2	(5,2)	4.055,5	9,1
Per 1000 shares					
Net profit	118,55	45,08	163,0	23,23	410,3
Net equity	608,00	493,68	23,2	407,51	49,2

Capital Market

From January to March 2005, a total of 12.7 million common shares (BELG3) and 160.5 million preferred shares (BELG4) were traded at BOVESPA.

Total trading in the quarter came to R$ 244,4 million, in 3,178 total transactions. Trade of Belgo preferred shares increased 60.4% as compared to the same period in the year 2004.

In the first 2005 quarter, common shares devalued 5.4% and preferred shares 9.9%, while the IBOVESPA index appreciated by 1.6%.

Common shares appreciated 92.1% and preferred shares 66.9% in the last 12 months, not considering payments made, namely:

1. R$ 100 million of Interest on Equity, paid on 08/30/2004;
2. R$ 90 million of Interest on Equity, paid on 12/20/2004;
3. R$ 66 million of Interest on Equity, paid on 03/31/2005;
4. R$ 47 million in Dividends approved at the Ordinary General Meeting (04/15/2005), to be paid out on 05/10/2005.

In the same time period, the Bovespa index appreciated 20.2%.

Belgo's recorded market value was R$ 9.200,7 million on 03/31/2005.

Market information

Chart 11

	1998	1999	2000	2001	2002	2003	2004	03/2005
Closing prices								
R$ / per 1,000 shares								
Book entry common shares	78.00	112.00	129.00	130.00	359.50	620.00	1,320.00	1,248.95
Book entry preferred shares	37.00	120.00	130.99	146.67	370.00	734.00	1,510.00	1,360.00
Market value								
R$ million	272.2	780.2	878.0	926.8	2.580.1	4.754.6	9,955.0	9,200.7
Net equity								
R$ / per 1,000 shares	241.81	213.20	279.77	296.60	323.34	384.11	493.68	608.00

I.01 - IDENTIFICATION

CVM CODE NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

'.01 – CONSOLIDATE EARNINGS (Reais 000)

ITEM	2. REGISTERED CORPORATE NAME OF ASSOCIATED/ SUBSIDIARY COMPANY	3 - CORPORATE TAX NO. (CNPJ)	4 - CLASSIFICATION	5 - % STAKE IN RECIPIENT COMPANY CAPITAL	6 -%NET EQUITY OF INVESTOR COMPANY
- TYPE OF COMPANY		8 - NO. OF SHARES HELD DURING CURRENT QUARTER (000)		9 - NUMBER OF SHARES HELD DURING PREVIOUS QU ARTER (000)	
01	BELGO SIDERURGIA S.A.	17.469.701/0001-77	UNLISTED	99,98	100,49
OMMERCIAL, INDUSTRIAL AND OTHERS		2.692.709		1.471.193	

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

Belgo Siderurgia S.A.

Equity Balance Sheets

Assets	03/31/2005	12/31/2004
Current		
Cash on hand and bank deposits	67,377	17,982
Financial investments	251,806	1,733
Customer accounts receivable	558,672	222,283
Inventory	886,887	626,796
Accounts receivable from the Group companies	15,531	4,617
Deferred taxes	136,809	120,581
Taxes and contributions for rebate	100,769	84,606
Other accounts receivable	19,611	17,551
	2,037,462	1,096,149
Long term		
Deferred income tax and social security	546,889	574,420
Temporary investments - Açominas	86,226	86,226
Accounts receivable from the Group companies		-
Taxes for rebate		22,207
Other accounts receivable	315,207	108,649
	948,322	791,502
Permanent		
Investments		
Associated/subsidiary companies	1,790,127	1,016,185
Other Investments	8,616	1,958
Property, plant and equipment	1,905,268	1,215,982
Deferred	52,944	37,649
	3,756,955	2,271,774
Total assets	6,742,739	4,159,425

Liabilities and Net Equity	03/31/2005	12/31/2004
Current		
Suppliers	395,168	156,218
Wages & charges	63,006	29,875
Taxes payable	23,938	43,048
Financing	181.731	15.464
Debêntures	32,540	27,211
Provisions for contingencies	37,765	10,047
Accounts payable for the Group companies	1,692,535	2,329,435
Other accounts payable	148,424	101,780
	2,575,107	2,713,078
Long term		
Financing	114,804	5,910
Debentures	131,111	135,240
Provisions for contingencies	220,424	78,849
Other accounts payable	368,089	113,469
	834,428	333,468
Net Equity		
Equity Capital	3,066,242	1,536,623
Capital Reserves	669,513	669,514
Accumulated Losses	(402,551)	(1,093,258)
	3,333,204	1,112,879
Total liabilities and net equity	6,742,739	4,159,425

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

Belgo Siderurgia S.A.

Earnings Statement

Assets	31/03/2005	31/03/2004
Gross revenue from product Sales and services		
Internal market	789,207	604,061
External market	248,232	81,952
	1,037,439	686,013
Deductions from Sales, mainly ICMS and Freight	(256,613)	(170,886)
Net Operating revenue	**780,826**	**515,127**
Cost of sold products and services	(593,744)	(350,087)
Gross profit	**187,082**	**165,040**
Operating Revenues (expenses)		
Sales	(36,808)	(25,309)
Overhead	(7,870)	(9,010)
Stake in associated and subsidiary companies		
. Equity equivalence	146,369	69,873
. Premium amortization	(32.,71)	(28,148)
Participation of employees	(26,265)	(3,141)
Net financial expenses	(11,975)	(3,320)
Other net operating (expenses) revenues	(68,295)	(3,151)
Operating profit	**149,967**	**162,834**
Non-operating earnings	(53,218)	(2,339)
Profit before income tax and social security	**96,749**	**160,495**
Income tax	12,260	(9,309)
Social securityl	(408)	(3,210)
Net profit of the financial year	**108,601**	**147,976**

17.01 - SPECIAL REVIEW REPORT – NO PROVISOS

To
The Board and Shareholders
Companhia Siderúrgica Belgo-Mineira
Belo Horizonte - MG

We have undertaken a special examination of the accounting information in the Quarterly Information (ITR) of Companhia Siderúrgica Belgo-Mineira for the quarters ending on September 30, 2004 and 2003, covering the Equity Balance Sheet and Consolidated Equity Balance Sheet of this Company and its subsidiaries, the Statement of Earnings and the Consolidated Statement of Earnings, and Performance Report and the relevant information, prepared in accordance with the accounting practices adopted in Brazil and the rules established by the Brazilian Securities Commission (CVM).

Our examinations were conducted in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) jointly with the Federal Accounting Council, and consisted mainly of: (a) questions and discussions with the managers in charge of the accounting, financial and operating areas of the Company and its subsidiary companies, in terms of the principal criteria adopted for the preparation of the Quarterly Information, and (b) a examination of the information and subsequent events that have or might have significant effects on the financial status and operations of Companhia Siderúrgica Belgo-Mineira and its subsidiary companies

Based on our special examinations, we are unaware of any significant modification that should be made to the above-mentioned Quarterly Information to bring it into compliance with the accounting practices adopted in Brazil, in keeping with the rules issued by the Brazilian Securities Commission (CVM) and applicable specifically to the preparation of the Quarterly Information.

Belo Horizonte, May 12 2005

KPMG Auditors Independentes
CRCSP014428/F-MG

Adelino Dias Pinho
Partner
Accountant CRCSP097869/O-6-S-MG

Marco Túlio Fernandes Ferreira
Partner
Accountant CRCMG058176/O-0

10.01 –CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

INDEX

BELGO
Grupo Arcelor

Companhia Siderúrgica Belgo-Mineira

Evolution of the first semesters - 2004 and 2005

Comment on the performance of the first semesters of 2005 and 2004

The Parent Company Cia. Siderúrgica Belgo-Mineira, as of March 31 2005, focuses on the Associate Belgo Siderurgia S/A all its investments and the main share stakes, except for Usina Hidroelétrica Guilman-Amorim and BMP – Belgo-Mineira Participações Indústria e Comércio S/A.

The Company shows herein an analysis of its operational and financial performances in the first semesters of 2005 and 2004 and in the second quarter compared to the first quarter of the current year. The volumes and variations of production and sales are stated in Brazil and Argentina.

Data of production and steelmaking sales of Belgo Companies in the first semester of 2005 show the operations of Acindar in full, and that is why they cannot be compared to the same period of last year because Acindar came to be consolidated only as of May 2004.

BELGO
Grupo Arcelor

Production of Belgo Companies

Table 1

10^3 t	2004				2005		Δ %	Δ %
	1Q	2Q	3Q	4Q	1Q	2Q	2Q05/1Q05	1S05 / 1S04
1. Steelmaking Brazil								
Crude steel	757.0	734.4	881.4	877.0	843.8	782.6	(7.3)	9.1
Rolled products	742.3	737.2	821.8	808.2	781.9	688.5	(11.9)	(0.6)
2. Acindar *								
Crude steel	-	214.8	337.7	352.9	320.9	356.8	11.2	-
Rolled products	-	199.1	298.5	314.4	307.6	304.5	(1.0)	-
Total Steelmaking								
Crude steel	757.0	949.2	1,219.1	1,229.9	1,164.7	1,139.4	(2.2)	-
Rolled products	742.3	936.3	1,120.3	1,122.6	1,089.5	993.0	(8.9)	-
3. Drawing mills Brazil	156.7	172.9	179.5	159.9	153.8	143.2	(6.9)	(9.9)

* Acindar is consolidated as of May 2004 - that is why data for the first semester are not considered in the total of steelmaking

The steelmaking plants of Belgo-Brazil, during the second quarter of 2005, executed adjustments in production due to the demand decrease in some sectors such as civil construction, agrobusiness and industry.

Programed maintenance for the second semester of 2005 were antecipated in the different segments of production of the plants, aiming the repositioning of stocks and the level of commitment of the working capital.

Therefore, a decrease of 11.9% was registered in the production of rolled products between the second and the first quartes of 2005, and the production of crude steel presented a negative variation of 7.3%, and the difference from the production of rolled products is justified by the sales of billets performed in the period.

Acindar increased the production of crude steel in 11.2% and kept the stability of the production of rolled products between the two first quarters of 2005.

The Drawing Companies - Brazil presented reductions of 6.9% in the quarters of 2005 and of 10% in the first semester of 2005 against the same period of 2004.

BELGO
Grupo Arcelor

Sales of Belgo Companies

Table 2

10^3 t	2004				2005		Δ %	Δ %
	1Q	2Q	3Q	4Q	1Q	2Q	2Q05/1Q05	1S05 / 1S04
1. Steelmaking Brazil *								
Domestic market	521.3	606.0	671.9	453.9	473.6	470.6	(0.6)	(16.2)
Exports	181.1	185.7	159.7	272.8	306.4	357.7	16.7	81.1
Total	**702.4**	**791.7**	**831.6**	**726.7**	**780.0**	**828.3**	**6.2**	**7.6**
2. Acindar **								
Domestic market	-	168.2	229.7	223.7	224.3	244.7	9.1	-
Exports	-	25.5	73.3	83.1	51.9	67.9	30.8	-
Total	-	**193.7**	**303.0**	**306.8**	**276.2**	**312.6**	**13.2**	-
Total Steel Companies	**702.4**	**985.4**	**1,134.6**	**1,033.5**	**1,056.2**	**1,140.9**	**8.0**	-
3. Drawing mills Brazil								
Domestic market	137.8	146.5	161.5	142.2	136.9	137.0	0.1	(3.7)
Exports	18.1	20.4	16.2	12.6	10.3	13.0	26.2	(39.5)
Total	**155.9**	**166.9**	**177.7**	**154.8**	**147.2**	**150.0**	**1.9**	**(7.9)**

* Belgo and Belgo Siderurgia: sales for drawing companies are included.
** Acindar is consolidated as of May 2004 - that is why data for the first semester are not considered in the total of steelmaking in 2004 and 2005 data include steel, drawn and tube products.

Sales of the Steel Companies (10^3 tons)



Total
Acindar
Brazil
702.4
193.7
791.7
303.0
831.6
306.8
726.7
276.2
780.0
312.6
828.3
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

The total sales volume of Steelmaking-Brazil presented a growth of 6.2% between the first quarters of 2005 and of 7.6% between the first semesters of 2005 and 2004.

Belgo domestic sales decreased 16.2% in the first semester of 2005 when compared to the first semester of 2004 and, in the second quarter of 2005, kept practically the same level of the previous quarter. The sales level obtained in the last two quarters is considered low.

The fall registered in domestic sales of rolled products was compensated by the strong growth in exports of 81.1% between the first semesters and of 16.7% between the quarters of 2005.

In Argentina, where the economy activities continue to expand, the sales of Acindar grew positively 9.1% in the second quarter in the domestic market, and 30.8% in exports when compared to the first quarter.

The total sales of the Steelmaking companies Brazil / Acindar grew 8% between the two first quarters of 2005.

The drawing companies, between the quarters of 2005, presented stability in sales for the internal market and growth of 26.2% in exports.

Certainly, the humble performance of the PIB (brazilian GDP) in this first semester is due to the currency tie up established by Banco Central since September of 2004.

We understand that the growth of Brazilian economy so far is mainly supported by the export sectors, in spite of a growing unfavorable currency exchange rate.

BELGO
Grupo Arcelor

Financial Highlights

For a better understanding, Belgo shows the financial highlights of Belgo Companies in Brazil and of ACINDAR in Argentina, so that the market may analyse and assess the performace and the evolution of figures and indicatyors, isolately and in group.

Consolidated Financial Highlights – Belgo Companies

Table 3

Jan-jun/2005 R$ million	Steelmaking Brazil	Drawing mills Brazil	Acindar	Others	Eliminations	Consolidated
Net Revenue	**2,535.4**	**1,003.1**	**1,036.6**	**77.1**	**(664.1)**	**3,988.1**
Cost of sold products	(1,616.2)	(716.1)	(534.7)	(41.4)	682.0	(2,226.4)
Depreciations	(115.9)	(41.0)	(19.6)	(6.0)	0.0	(182.5)
Gross profit	803.3	246.0	482.3	29.7	17.9	1,579.2
Operational expenses	(191.9)	(60.6)	(47.5)	(6.1)	2.8	(303.3)
Operating Profit (EBIT)	**611.4**	**185.4**	**434.8**	**23.6**	**20.7**	**1,275.9**
Financial Revenues (expenses)	(54.4)	(5.4)	(22.2)	11.7	0.2	(70.1)
Exchange rate variation	31.3	(2.4)	13.0	7.3	0.0	49.2
Income tax & social security	(68.9)	(54.1)	(150.4)	(11.4)	6.3	(278.5)
Equity Equivalence	**507.7**	**(0.4)**	**8.7**	**0.0**	**0.0**	**516.0**
Premium (discount)	(172.8)	(0.3)	(3.0)	0.0	0.0	(176.1)
Others	(94.8)	0.7	(0.2)	(0.3)	(0.2)	(94.8)
Net profit before minority shareholder	**759.5**	**123.5**	**280.7**	**30.9**	**27.0**	**1,221.6**
Minority shareholder	(0.1)	(60.8)	(76.8)	(1.3)	0.0	(139.0)
Net profit	759.4	62.7	203.9	29.6	27.0	1,082.6
Cash generation (EBITDA)	**732.8**	**227.3**	**455.4**	**30.0**	**20.5**	**1,466.0**
Investments	194.4	49.3	33.8	23.9	0.0	301.4
Net debts	172.3	(17.4)	(284.9)	(40.8)	36.3	(134.5)
Net equity	3,399.1	858.4	887.0	358.3		5,502.8
- Minority shareholders	0.7	364.9	226.6	0.9		593.1
-Group portion	3,398.4	493.5	660.4	357.4		4,909.7
Number of employees	4,364	2,277	3,027	662		10,330

Belgo Companies Evolution for the Quarter and the Semester

Table 4

R$ million	2005 1Q	2005 2Q	Δ %	2004 * 1S	2005 1S	Δ %
Net Revenue	1,950.1	2,038.0	4.5	2,664.1	3,988.1	49.7
Operating Profit (EBIT)	639.1	636.8	(0.4)	835.8	1,275.9	52.7
Net Profit	893.7	327.8	(63.3)	485.5	1,221.5	151.6
Cash generation (EBITDA)	732.4	733.6	0.2	931.5	1,466.0	57.4

* Acindar consolidated as of May

BELGO
Grupo Arcelor

Semester and Quarterly Comparisons of Net Revenue, EBITDA and EBIT

NET REVENUE

Belgo Companies present a sales net revenue of R$ 3,988.1 million in the first semester of 2005, against R$ 2,664.1 million in the first semester of 2004, with a positive variation of 49.7% justified by the increase of steelmaking exports, and by the full consolidation of Acindar during the first six months of 2005 against only May and June of 2004.

The quarterly net revenue presented an increase of 4.5%, mainly due to the increase of steelmaking products exports and the excellent performance of Sales in Acindar.


1,045
1,619
2,111
1,916
1,950
2,038
2,664
3,988
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
1S04
1S05

Net Revenue (R$ million)

EBITDA

The operational cash generation (EBITDA) registered, in the first semester of 2005, the value of R$ 1,466 million against R$ 931.5 million in the first semester of 2004, with a positive variation of 57.4%. Such increase is due to the full consolidation of Acindar and to the maintenance of the EBITDA margin of the steelmaking in Brazil, followed by the increase of the net revenue.

The EBITDA of the second quarter of 2005, which is of R$ 733.6 million kept practically constant. The EBITDA margin fell from 37.6% in the first quarter to 36% in the second quarter, led by the increment of exports with an unfavorable currency exchange rate, partially compensated by the cost of metallic intake.


31%
37%
43%
38%
38%
36%
35%
37%
328
606
902
736
732
734
932
1,466
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
1S04
1S05

EBITDA (R$ million)

EBIT

The operating profit (EBIT) in the first semester of 2004 of R$ 835.8 million came to R$ 1,275.9 million in the first semester of 2005, mainly due to the full consolidation of Acindar in 2005. The depreciation expenditures, excluding the effects of the consolidation of Acindar, increased from R$ 81.5 million in 2004 to R$ 162.8 million in 2005, due to the revision of the depreciation fees performed in July 2004, aiming the realignment and adjustment of the useful life of equipment and buildings.



282
664
768
637
639
637
836
1,276
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
1S04
1S05

EBIT (R$ million)

Consolidated Net Debt (Cash)
As per Corporate Law

Table 5

R$ Million	31/12/2004	2Q 2005			1S 2005
	TOTAL	IN REAIS/PESOS	DOLLARS	TOTAL	EBITDA
Steelmaking Brazil	468.2	110.0	98.5	208.5	743.1
Drawing Mills	(9.8)	(37.7)	20.3	(17.4)	239.6
Guilman-Amorim	56.9	(19.1)	61.0	41.9	13.8
Others	(38.7)	(28.9)	(53.9)	(82.8)	13.8
Acindar *	(408.0)	(200.1)	(84.8)	(284.9)	455.7
Total Net Debts	**68.6**	**(175.8)**	**41.1**	**(134.7)**	**1,466.0**
- Short term debts	(544.6)	(347.2)	(49.4)	(396.6)	
- Long term debts	613.2	171.4	90.5	261.9	

* It does not include US$ 80 million of ONCs able to be converted as of 2006

In the scope of net debts, it is registered in Acindar a net Cash of R$ 284.9 million.

Net Debt - R$ million


536
182
(32)
69
(114)
(135)
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

Obs.: Negative amounts indicate excess of cash over debts

Highlights of Belgo Companies

The tables bellow show, in the first semesters of 2004 and 2005, the net revenue, the cash generation (EBITDA) and the operating profit (EBIT) obtained in the segments of Belgo Companies, as well as the respective eliminations between companies. It is imperative to consider for the analysis of the indicators of EBITDA and EBIT margins that the Sales of the Steelmaking Companies for the Drawing Companies are included in the net revenue.

Belgo Companies – 1st Halfs of 2004 and 2005

Table 6

R$ million	Jan/Jun - 2004				
	Net revenue	**EBITDA**	**%**	**EBIT**	**%**
Steelmaking sector - Brazil	1,943.2	574.4	29.6	515.0	26.5
Steelmaking sector - Argentina *	346.9	160.4	46.2	153.7	44.3
Drawing sector	846.5	200.5	23.7	175.4	20.7
Services sector	57.5	27.6	48.0	23.2	40.3
Eliminations	(530.0)	(31.4)		(31.5)	
Total	2,664.1	931.5	35.0	835.8	31.4

* Consolidated as of May/2004.

R$ million	Jan/Jun - 2005				
	Net revenue	**EBITDA**	**%**	**EBIT**	**%**
Steelmaking sector - Brazil	2,535.4	732.8	28.9	611.4	24.1
Steelmaking sector - Argentina	1,036.6	455.4	43.9	434.8	41.9
Drawing sector	1,003.1	227.3	22.7	185.5	18.5
Services sector	77.1	30.0	38.9	23.7	30.7
Eliminations	(664.1)	20.5		20.5	
Total	3,988.1	1,466.0	36.8	1,275.9	32.0

Selected Data of Steelmaking - Brazil

Table 7

R$ million	2005 1Q	2005 2Q	Δ %	2004 1S	2005 1S	Δ %
Gross revenue	1,686.1	1,709.6	1.4	2,631.1	3,395.7	29.1
Net revenue	**1,255.3**	**1,280.1**	**2.0**	**1,943.2**	**2,535.4**	**30.5**
Operating profit (EBIT)	**318.1**	**293.3**	**(7.8)**	**514.9**	**611.4**	**18.7**
Financial revenue (expenses)	(27.5)	(26.9)	(2.2)	(9.2)	(54.4)	491.3
Currency and exchange rate variations	0.8	30.5		(8.9)	31.3	
Equity equivalence	602.3	(94.6)		89.1	507.7	469.8
Net profit	**669.4**	**90.2**	**(86.5)**	**288.0**	**759.6**	**163.8**
Cash generation (EBITDA)	**379.1**	**353.7**	**(6.7)**	**574.4**	**732.8**	**27.6**
Investments	143.9	50.5	(64.9)	161.3	194.4	20.5
Net debts	248.4	172.3	(30.6)	284.3	172.3	(39.4)
N° of employees	4,350	4,364	0.3	4,281	4,364	1.9

In the semester shown, the Sector of Steelmaking Brazil, considered to be the market mix , reached a net revenue of R$ 2,535.4 million, with an evolution of 30.5%, an operating profit (EBIT) of R$ 611.4 million, with an increase of 18.7% and a cash generation (EBTIDA) of R$ 732.8 million with a growth of 27.6%, when compared to the same period of the previous year.

The net profit of R$ 759.6 million in the semester is impacted:

1) By the equity equivalence of non recurrent earnings from the operation of loss absorption before the partner's account in the value of R$ 582.1 million in the first quarter of 2005;

2) By the non operational expenditure of R$ 56.1 million of reserve reduction of the reassessment of rural lands transferred to Belgo Siderurgia S/A in the first quarter of 2005;

3) By the increase in 2005, of depreciation fees that summed up R$ 81.3 million.

In the first semester of 2005 the ladle furnace from Vitória Plant was concluded, with a production capacity of 620 thousand tons/year and also the profile drawing line in Sabará Factory. CAF invested R$ 23 million in planting new forests and in the increase of the production capacity of charcoal. ARCELOR approved the investment to increase in 320 thousand tons/year the productive capacity of rolled products of Acindar, in Argentina.

It is under way the construction of 2 blast furnaces to manufacture pig iron in Juiz de Fora plant and, in João Monlevade, the preheating system for the combustion air of the calpers and the increase of the productive capacity of the rolling line #1 (TL1).

BELGO
Grupo Arcelor

Selected Data of Drawing Companies - Brazil (BBA + BBN + BMB)

Table 8

R$ million	2005 1Q	2005 2Q	Δ %	2004 1S	2005 1S	Δ %
Gross revenue	680.4	685.4	0.7	1,134.2	1,365.8	20.4
Net revenue	**499.9**	**503.3**	**0.7**	**846.5**	**1,003.2**	**18.5**
Operating profit (EBIT)	**95.8**	**89.7**	**(6.4)**	**175.4**	**185.5**	**5.8**
Financial revenues (expenses)	(2.7)	(2.7)	0.0	(11.3)	(5.4)	(52.2)
Currency & exchange rate variations	0.6	(3.1)	-	1.9	(2.5)	-
Equity equivalence	2.0	(2.4)	-	3.1	(0.4)	-
Net profit	**68.1**	**55.4**	**(18.6)**	**121.9**	**123.5**	**1.3**
Cash generation (EBITDA)	**116.8**	**110.5**	**(5.4)**	**200.6**	**227.3**	**13.3**
Investments	21.6	27.6	27.8	18.1	49.2	171.8
Net debts	(8.5)	(17.4)	104.7	5.1	(17.4)	-
Nº of employees	2,317	2,277	(1.7)	2,236	2,277	1.8

The net revenue of the drawing segment in the first semester of 2005 progressed 18.5%, the operating profit (EBIT) 5.8% and the cash generation (EBITDA) 13.3% in relation to the same period last year.

The net profits of the compared semesters kept stable.

In the comparisons of the first quarters of 2005, in spite of the increase of 0.7% in the net revenue of the second quarter of the drawing mills, it is also observed reductions of 6.4% in the operating profit (EBIT) of 5.4% in the cash generation (EBITDA) and of 18.6% in the net profit.

We must also consider in such negative variations, the impact on sales of exported products priced by the Dollar and also on net profit, currency and exchange rate variations and the negative equity equivalence justified by the valorization of the Real over the assets detained abroad.

Belgo Drawing Mills have invested R$ 49.2 million in operational and logistics improvements.

Selected Data of Acindar

Table 9

R$ Million	2005		Δ %	2004 *	2005	Δ %
	1Q	2Q		1S	1S	
Gross revenue	532.4	558.2	4.8	364.0	1,090.6	199.6
Net revenue	**506.1**	**530.5**	**4.8**	**346.9**	**1,036.6**	**198.8**
Domestic market	391.5	405.6	3.6	290.1	797.1	174.8
Exports	114.6	124.9	9.0	56.8	239.5	321.7
Operating profit (EBIT)	**227.2**	**207.6**	**(8.6)**	**153.7**	**434.8**	**182.9**
Financial revenues (expenses)	(11.0)	(11.2)	1.8	(6.4)	(22.2)	246.9
Currency & exchange rate variations	4.2	8.8	109.5	(27.9)	13.0	
Equity equivalence	(0.4)	9.1		0.0	8.7	
Net profit	**146.7**	**133.9**	**(8.7)**	**69.3**	**280.6**	**304.9**
Cash generation (EBITDA)	**235.4**	**220.0**	**(6.5)**	**160.4**	**455.4**	**183.9**
Investments	18.6	15.2	(18.3)	12.1	33.8	179.3
Net debts	(358.7)	(284.9)	(20.6)	(147.3)	(284.9)	93.4
N° of employees	2,992	3,027	1.2	2,949	3,027	2.6

* consolidated as of May 2004.

Acindar registered in the semester a net revenue of R$ 1,036.6 million, an operating profit (EBIT) of R$ 434.8 million, a cash generation (EBITDA) of R$ 455.4 million and a net profit of R$ 280.6 million - there are no extraordinary earnings.

On March 18 2005 there was a General Meeting that discussed about the distribution of dividends in the value of R$ 300.6 million over the earnings of the financial year of 2004.

BELGO
Grupo Arcelor

Stock Market

In the first semester of 2005 24.6 million common shares (BELG3) and 319.4 million preferred shares (BELG4) were negotiated in BOVESPA.

The total of transactions was R$ 433.9 million in 6,229 businesses. The financial volume overcame in R$ 170.3 million the volume of the same period last year and the number of businesses had a positive variation of 64.6%.

The common and preferred shares had a devalorization of 23.9% and 30.1%, respectively, without considering the Interest on equity paid in March and the supplementary dividends paid in May 2005. In the same period, the Bovespa index devalued by 4.4%.

Belgo market value on 06/30/2005 was R$ 7,278.2 milliom, against R$ 9,955.1 million in 12/31/2004.

Market Information - Belgo Parent Co.

Table 10

	1998	1999	2000	2001	2002	2003	2004	jun/30/05
Closing quotations								
R$ / per 1000 shares batch								
Common shares (OE)	78.00	112.00	129.00	130.00	359.50	620.00	1,320.00	1,005.00
Preferred shares (PE)	37.00	120.00	130.99	146.67	370.00	734.00	1,510.00	1,054.90
Market capitalization								
R$ million	272.2	780.2	878.0	926.8	2,580.1	4,754.6	9,955.1	7,278.2
Net equity								
R$ / per 1000 shares batch	241.81	213.20	279.77	296.60	323.34	384.11	493.68	634.89